Filed Pursuant to Rule 424(b)(3)

Registration No. 333-202757

Prospectus Supplement No. 2

(to prospectus dated April 9, 2015)

17,506,667 Shares

TerraForm Power, Inc.

Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 9, 2015, covering resales by selling stockholders of our Class A common stock, par value $0.01 per share, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 7 of the prospectus to read factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement Dated May 8, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 7, 2015

 ______________________________________________________________

TerraForm Power, Inc.

(Exact name of registrant as specified in its charter)

 ______________________________________________________________

001-36542

(Commission File Number)

Delaware	46-4780940
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

7550 Wisconsin Avenue, 9th Floor

Bethesda, Maryland 20814

(Address of principal executive offices, including zip code)

(240) 762-7700

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provision (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

TerraForm Power, Inc. ("TerraForm Power" or the "registrant") is recasting certain financial information included in TerraForm Power's Annual Report on Form 10-K for the year ended December 31, 2014 (the "Form 10-K"), which was filed with the U.S. Securities and Exchange Commission ("SEC") on March 13, 2015. The relevant financial information in the Form 10-K is being recast to reflect the assets and liabilities and the results of operations of renewable energy facilities TerraForm Power acquired from its parent, SunEdison, Inc. ("SunEdison"), subsequent to the date of the Form 10-K, for the period these facilities were owned by SunEdison, in accordance with rules applicable to transactions between entities under common control.

TerraForm Power has revised the following portion of the Form 10-K:

Item 15. Exhibits, Financial Statement Schedules

The revised portion of the Form 10-K described above is attached as Exhibit 99.1 hereto and incorporated herein by reference. All other information in the Form 10-K remains unchanged. This Current Report on Form 8-K does not reflect any subsequent information or events, and without limitation to the foregoing, does not purport to update the relevant portion of the Form 10-K for any uncertainties, risks, events or trends occurring, or known to management. Therefore, this Current Report on Form 8-K should be read in conjunction with the Form 10-K, and the registrant's filings with the SEC subsequent to the filing of the Form 10-K, including its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, as filed with the SEC on May 7, 2015. References in the exhibits attached hereto to the Form 10-K or parts thereof refer to the Form 10-K, except to the extent portions of such Form 10-K have been recast in Exhibit 99.1 to this Current Report on Form 8-K, in which case, they refer to the applicable recast portion in Exhibit 99.1 to this Current Report on Form 8-K. The information contained in Exhibit 99.1 to this Current Report on Form 8-K is not an amendment to, or a restatement of, the Form 10-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed or submitted electronically with this report:

Exhibit Number	Description
99.1	Updates to Item 15 of the Annual Report on Form 10-K for the year ended December 31, 2014 of TerraForm Power, Inc., filed on March 13, 2015.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TERRAFORM POWER, INC.

		By:	/s/ ALEJANDRO HERNANDEZ
Date:	May 7, 2015		Name:	Alejandro ("Alex") Hernandez
			Title:	Executive Vice President and Chief Financial Officer (Principal financial officer)

Exhibit Index

Exhibit Number	Description
99.1	Updates to Item 15 of the Annual Report on Form 10-K for the year ended December 31, 2014 of TerraForm Power, Inc., filed on March 13, 2015.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as a part of this report

(1) Financial Statements:

(2) Financial Statement Schedules:
The information required to be submitted in the Financial Statement Schedules for TerraForm Power, Inc. has either been shown in the financial statements or notes, or is not applicable or required under Regulation S-X; therefore, those schedules have been omitted.

Report of Independent Registered Public Accounting Firm
The Board of Directors
TerraForm Power, Inc.:

We have audited the accompanying consolidated balance sheets of TerraForm Power, Inc. and subsidiaries (a solar energy generation asset business of SunEdison, Inc.) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TerraForm Power, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, Virginia
March 12, 2015, except as to Notes 2, 5, 9, 12, 18 and 19, which are as of May 6, 2015

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,
	2014	2013	2012
Operating revenues, net	$125,864	$17,469	$15,694
Operating costs and expenses:
Cost of operations	10,544	1,024	837
Cost of operations - affiliate	7,903	911	680
General and administrative	20,984	289	177
General and administrative - affiliate	19,144	5,158	4,425
Acquisition and related costs	10,177	—	—
Acquisition and related costs - affiliate	5,049	—	—
Formation and offering related fees and expenses	3,570	—	—
Formation and offering related fees and expenses - affiliate	1,870	—	—
Depreciation, accretion and amortization	40,509	4,961	4,267
Total operating costs and expenses	119,750	12,343	10,386
Operating income	6,114	5,126	5,308
Other expense (income):
Interest expense, net	84,418	6,267	5,702
Gain on extinguishment of debt, net	(7,635)	—	—
Loss/(Gain) on foreign currency exchange, net	14,007	(771)	—
Other, net	438	—	—
Total other expenses, net	91,228	5,496	5,702
Loss before income tax benefit	(85,114)	(370)	(394)
Income tax benefit	(4,689)	(88)	(1,270)
Net (loss) income	(80,425)	$(282)	$876
Less: Predecessor loss prior to initial public offering on July 23, 2014	(10,357)
Net loss subsequent to initial public offering	(70,068)
Less: Net loss attributable to non-controlling interests	(44,451)
Net loss attributable to TerraForm Power, Inc. Class A common stockholders	$(25,617)

Weighted average number of shares:
Class A common stock - Basic and diluted	29,602
Loss per share:
Class A common stock - Basic and diluted	$(0.87)

See accompanying notes to consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31,
	2014	2013	2012
Net (loss) income	$(80,425)	$(282)	$876
Other comprehensive loss, net of tax:
Translation adjustment	(3,541)	—	—
Unrealized loss on hedging instruments	(1,925)	—	—
Other comprehensive loss, net of tax	(5,466)	—	—
Total comprehensive (loss) income	(85,891)	(282)	876
Less: Predecessor comprehensive income (loss) prior to initial public offering on July 23, 2014	(10,357)	(282)	876
Comprehensive loss subsequent to initial public offering	(75,534)	$—	$—
Less: comprehensive loss attributable to non-controlling interests
Net loss attributable to non-controlling interests	(44,451)
Translation adjustment	(2,392)
Unrealized loss on hedging instruments	(1,437)
Comprehensive loss attributable to non-controlling interests	(48,280)
Comprehensive loss attributable to TerraForm Power, Inc. Class A stockholders	$(27,254)

See accompanying notes to consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

ASSETS	December 31, 2014	December 31, 2013
Current assets:
Cash and cash equivalents	$468,554	$1,044
Restricted cash, including consolidated variable interest entities of $39,898 and $2,139 in 2014 and 2013, respectively	70,545	62,321
Accounts receivable, including consolidated variable interest entities of $16,921 and $0 in 2014 and 2013, respectively	31,986	1,505
Deferred income taxes	—	128
Value-added tax (VAT) receivable	—	38,281
Due from SunEdison and affiliates, net	—	—
Prepaid expenses and other current assets	22,620	3,079
Total current assets	593,705	106,358

Property and equipment, net, including consolidated variable interest entities of $1,466,223 and $26,006 in 2014 and 2013, respectively	2,554,904	407,356
Intangible assets, net, including consolidated variable interest entities of $259,004 and $0 in 2014 and 2013, respectively	361,673	22,600
Deferred financing costs, net	42,113	12,397
Restricted cash	10,455	7,401
Deferred income taxes	4,606	—
Other assets, including consolidated variable interest entities of $16,658 and $0 in 2014 and 2013, respectively	18,964	10,765
Total assets	$3,586,420	$566,877

See accompanying notes to consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(CONTINUED)
(In thousands, except per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2014	December 31, 2013
Current liabilities:
Current portion of long-term debt and financing lease obligations, including consolidated variable interest entities of $20,907 and $587 in 2014 and 2013, respectively	$84,104	$36,682
Current portion of capital lease obligations	—	773
Accounts payable, accrued expenses and other current liabilities, including consolidated variable interest entities of $27,284 and $0 in 2014 and 2013, respectively	82,605	8,688
Deferred revenue, including consolidated variable interest entities of $12,941 of $0 in 2014 and 2013, respectively	21,989	428
Due to SunEdison and affiliates, net	153,052	82,051
Total current liabilities	341,750	128,622
Other liabilities:
Long-term debt and financing lease obligations, less current portion, including consolidated variable interest entities of $620,853 and $8,683 in 2014 and 2013, respectively	1,568,517	371,427
Long-term capital lease obligations, less current portion	—	28,398
Deferred revenue, including consolidated variable interest entities of $51,943 and $0 in 2014 and 2013, respectively	52,081	5,376
Deferred income taxes	7,702	6,600
Asset retirement obligations, including consolidated variable interest entities of $32,181 and $1,627 in 2014 and 2013, respectively	76,111	11,002
Total liabilities	2,046,161	551,425

Redeemable non-controlling interests	24,338	—
Stockholders' equity:
Net SunEdison investment	—	2,674
Preferred stock, $0.01 par value, 50,000 shares authorized, none issued and outstanding in 2014 and 2013	—	—
Class A common stock, $0.01 par value per share, 850,000 shares authorized, 42,218 issued and outstanding as of December 31, 2014. No shares authorized, issued or outstanding in 2013.	387	—
Class B common stock, $0.01 par value per share, 140,000 shares authorized, 64,526 issued and outstanding as of December 31, 2014. No shares authorized, issued or outstanding in 2013.	645	—
Class B1 common stock, $0.01 par value per share: 260,000 shares authorized, 5,840 issued and outstanding as of December 31, 2014. No shares authorized, issued or outstanding in 2013.	58	—
Additional paid-in capital	497,556	—
Accumulated deficit	(25,617)	—
Accumulated other comprehensive loss	(1,637)	—
Total TerraForm Power stockholders' equity	471,392	2,674
Non-controlling interests	1,044,529	12,778
Total stockholders' equity	1,515,921	15,452
Total liabilities and stockholders' equity	$3,586,420	$566,877

See accompanying notes to consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(In thousands)

	Controlling Interest													Non-controlling Interests
	Net SunEdison Investment	Preferred Stock		Class A Common Stock		Class B Common Stock		Class B1 Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)			Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)		Total Equity
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total	Capital			Total
Balance at January 1, 2012	$29,801	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$29,801	$—	$—	$—	$—	$29,801
Net income	876	—	—	—	—	—	—	—	—	—	—	—	876	—	—	—	—	876
Contributions from SunEdison	4,818	—	—	—	—	—	—	—	—	—	—	—	4,818	—	—	—	—	4,818
Distributions to SunEdison	(5,466)	—	—	—	—	—	—	—	—	—	—	—	(5,466)	—	—	—	—	(5,466)
Balance at January 1, 2013	$30,029	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$30,029	$—	$—	$—	$—	$30,029
Net loss	(282)	—	—	—	—	—	—	—	—	—	—	—	(282)	—	—	—	—	(282)
Contributions from SunEdison	53,417	—	—	—	—	—	—	—	—	—	—	—	53,417	—	—	—	—	53,417
Distributions to SunEdison	(80,490)	—	—	—	—	—	—	—	—	—	—	—	(80,490)	—	—	—	—	(80,490)
Sale of membership interests in solar generation facilities	—	—	—	—	—	—	—	—	—	—	—	—	—	12,778	—	—	12,778	12,778
Balance at December 31, 2013	$2,674	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$2,674	$12,778	$—	$—	$12,778	$15,452
Contributions from SunEdison, net	417,590	—	—	—	—	—	—	—	—	—	—	—	417,590	—	—	—	—	417,590
Issuance of Class B common stock to SunEdison at formation	(657)	—	—	—	—	65,709	657	—	—	—	—	—	—	—	—	—	—	—
Sale of membership interests in solar generation facilities	—	—	—	—	—	—	—	—	—	—	—	—	—	1,928	—	—	1,928	1,928
Consolidation of 50% non-controlling interest in Mt. Signal, net of cash	—	—	—	—	—	—	—	—	—		—	—	—	146,000	—	—	146,000	146,000
Consolidation of non-controlling interests in acquired solar generation facilities	—	—	—	—	—	—	—	—	—	—	—	—	—	74,460	—	—	74,460	74,460
Issuance of restricted Class A common stock	—	—	—	4,977	14	—	—	—	—	(14)	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	566	—	—	566	—	—	—	—	566
Net loss	(10,357)	—	—	—	—	—	—	—	—	—	—	—	(10,357)	—	643	—	643	(9,714)
Balance at July 23, 2014	$409,250	—	$—	4,977	$14	65,709	$657	—	$—	$552	—	$—	$410,473	$235,166	$643	$—	$235,809	$646,282

See accompanying notes to consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(CONTINUED)
(In thousands)

	Controlling Interest													Non-controlling Interests
	Net SunEdison Investment	Preferred Stock		Class A Common Stock		Class B Common Stock		Class B1 Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)			Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)		Total Equity
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total	Capital			Total
Balance at July 23, 2014	$409,250	—	$—	4,977	$14	65,709	$657	—	$—	$552	$—	$—	$410,473	$235,166	$643	$—	$235,809	$646,282
Write off U.S. deferred tax assets and liabilities at IPO	3,616	—	—	—	—	—	—	—	—	—	—	—	3,616	—	—	—	—	3,616
Issuance of Class B common stock to SunEdison at IPO	(58)	—	—	—	—	5,840	58	—	—	—	—	—	—	—	—	—	—	—
Issuance of Class B membership units in TerraForm LLC to SunEdison at IPO	(412,808)	—	—	—	—	—	—	—	—	(222,155)	—	—	(634,963)	634,963	—	—	634,963	—
Issuance of class B1 common stock to Riverstone at IPO	—	—	—	—	—	—	—	5,840	58	145,942	—	—	146,000	(146,000)	—	—	(146,000)	—
Issuance of Class B1 membership units in TerraForm LLC to Riverstone at IPO	—	—	—	—	—	—	—	—	—	(57,633)	—	—	(57,633)	57,633	—	—	57,633	—
Issuance of Class A common stock related to the public offering, net of issuance costs	—	—	—	23,075	231	(7,023)	(70)	—	—	368,460	—	—	368,621	—	—	—	—	368,621
Issuance of Class A common stock related to the Private Placement at IPO	—	—	—	2,600	26	—	—	—	—	64,974	—	—	65,000	—	—	—	—	65,000
Issuance of Class A common stock related to the Private Placement	—	—	—	11,667	116	—	—	—	—	336,684	—	—	336,800	—	—	—	—	336,800
Forfeiture of restricted Class A common stock	—	—	—	(101)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	(7,249)	—	—	(7,249)	—	—	—	—	(7,249)
Stock-based compensation	—	—	—	—	—	—	—	—	—	5,221	—	—	5,221	—	—	—	—	5,221
Net loss	—	—	—	—	—	—	—	—	—	—	(25,617)	—	(25,617)	—	(45,094)	—	(45,094)	(70,711)
Contributions from SunEdison	—	—	—	—	—	—	—	—	—	1,869	—	—	1,869	3,987	—	—	3,987	5,856
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(1,637)	(1,637)	—	—	(3,829)	(3,829)	(5,466)
Consolidation of non-controlling interests in acquired solar generation facilities	—	—	—	—	—	—	—	—	—	—	—	—	—	6,460	—	—	6,460	6,460
Sale of membership interests in solar generation facilities	—	—	—	—	—	—	—	—	—	—	—	—	—	162,814	—	—	162,814	162,814
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,323)	—	—	(1,323)	(1,323)
Adjustments to non-controlling interests	—	—	—	—	—	—	—	—	—	(139,109)	—	—	(139,109)	139,109	—	—	139,109	—
Balance at December 31, 2014	$—	—	$—	42,218	$387	64,526	$645	5,840	$58	$497,556	$(25,617)	$(1,637)	$471,392	$1,092,809	$(44,451)	$(3,829)	$1,044,529	$1,515,921

See accompanying notes to consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net income (loss)	$(80,425)	$(282)	$876
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash incentive revenue	(1,746)	(1,761)	(1,831)
Non-cash interest expense	877	1,139	1,119
Stock compensation expense	5,787	—	—
Depreciation, accretion and amortization	40,509	4,961	4,267
Amortization of intangible assets	4,190	—	—
Amortization of deferred financing costs and debt discounts	25,713	119	161
Recognition of deferred revenue	(258)	(205)	(190)
Gain on extinguishment of debt, net	(7,635)	—	—
Unrealized loss (gain) on foreign currency exchange	11,920	(771)	—
Deferred taxes	(4,773)	(253)	(1,270)
Other, net	(8,394)	13	214
Changes in assets and liabilities:
Accounts receivable	(3,432)	(892)	106
VAT receivable, prepaid expenses and other current assets	22,911	(33,701)	(786)
Accounts payable, accrued interest, and other current liabilities	4,236	4,774	(613)
Deferred revenue	68,722	792	173
Due to SunEdison and affiliates	4,422	18,865	664
Net cash provided by (used in) operating activities	82,624	(7,202)	2,890
Cash flows from investing activities:
Cash paid to SunEdison and third parties for solar generation facility construction	(1,052,871)	(205,361)	(2,274)
Acquisitions of solar generation facilities from third parties, net of cash acquired	(644,890)	—	—
Receipts of grants in lieu of tax credits	—	—	5,466
Due to SunEdison and affiliates	(56,088)	—	—
Change in restricted cash	23,635	(58,878)	(3,602)
Net cash used in investing activities	(1,730,214)	(264,239)	(410)

See accompanying notes to consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)
(In thousands)

(In thousands)	Year Ended December 31,
	2014	2013	2012
Cash flows from financing activities:
Proceeds from issuance of Class A common stock	770,421	—	—
Change in restricted cash for principal debt service	1,897	2,834	475
Proceeds from term loan	575,000	—	—
Proceeds from bridge loan	400,000	—	—
Due to Affiliate for Acquisition of Call Right Projects	138,693	—	—
Repayment of bridge loan	(400,000)	—	—
Borrowings of long-term debt	463,683	304,729	—
Principal payments on long-term debt	(341,336)	(4,641)	(2,291)
Contributions from non-controlling interests	164,742	12,778	—
Distributions to non-controlling interests	(1,323)	—	—
Net SunEdison investment	405,062	(32,702)	(648)
Payment of dividends	(7,249)	—	—
Payment of deferred financing costs	(54,060)	(10,516)	(13)
Net cash provided by (used in) financing activities	2,115,530	272,482	(2,477)
Net increase in cash and cash equivalents	467,940	1,041	3
Effect of exchange rate changes on cash and cash equivalents	(430)	—	—
Cash and cash equivalents at beginning of period	1,044	3	—
Cash and cash equivalents at end of period	$468,554	$1,044	$3

See accompanying notes to consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)
(In thousands)

	Year Ended December 31,
	2014	2013	2012
Supplemental Disclosures:
Cash paid for interest, net of amounts capitalized of $19,694, $3,599, and $0, respectively	$79,867	$8,564	$4,946
Cash paid for income taxes	—	—	—
Schedule of non-cash activities:
Additions to property and equipment in accounts payable, accrued expenses and other current liabilities	15,046	—	—
Additions to property and equipment in Due from SunEdison and affiliates	9,780	54,090	3,978
Additions of asset retirement obligation (ARO) assets and liabilities	34,414	4,518	37
ARO assets and obligations from acquisitions	29,450	—	—
Amortization of deferred financing costs capitalized as construction in progress	17,589	791	—
Decrease in due to SunEdison and affiliates in exchange for equity	14,768	—	—
Write off of pre-IPO U.S. deferred tax assets and liabilities	3,616	—	—
Issuance of Class B1 common stock to Riverstone for Mt. Signal	146,000	—	—
Non-controlling interest in Terra LLC (Class B units) issued in connection with the initial public offering	634,963	—	—
Non-controlling interest in Terra LLC (Class B1 units) issued in connection with the initial public offering	57,633	—	—
Principal payments on long-term debt from solar renewable energy certificates	869	622	712
Long-term debt assumed in connection with acquisitions	550,936	—	—
Additions from a non-monetary transaction by SunEdison:
Restricted cash	—	4,850	—
Property and equipment	—	34,514	—
Debt and financing lease obligations	—	(31,482)	—
Deferred tax liability	—	(2,253)	—
Total non-cash contribution from SunEdison	—	5,629	—

See accompanying notes to consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, unless otherwise noted)

1. NATURE OF OPERATIONS

TerraForm Power, Inc. (the "Company") was formed under the name SunEdison Yieldco, Inc. on January 15, 2014, as a wholly owned indirect subsidiary of SunEdison, Inc. ("SunEdison"). The name change from SunEdison Yieldco, Inc. to TerraForm Power, Inc. became effective on May 22, 2014. Following the Company's initial public offering ("IPO") on July 23, 2014, and as part of a series of formation transactions, the Company became a holding company and its sole asset is an equity interest in TerraForm Power, LLC ("Terra LLC" or "the Predecessor") an owner of solar generation facilities and long-term contractual arrangements to sell the electricity generated by such systems and the related green energy certificates, ancillary services and other environmental attributes to third parties. The Company is the managing member of Terra LLC, and operates, controls and consolidates the business affairs of Terra LLC.

Basis of Presentation

Certain solar generation facilities in the Company's current portfolio have been contributed from SunEdison and are reflected in the accompanying consolidated balance sheets at SunEdison's historical cost. When solar generation facilities are contributed or acquired from SunEdison, the Company is required to recast its historical financial statements to reflect the assets and liabilities of the acquired solar generation facilities for the period it was owned by SunEdison in accordance with rules applicable to transactions between entities under common control.

For all periods prior to the IPO, the accompanying consolidated financial statements represent the combination of the Company and Terra LLC, the accounting predecessor, and were prepared using SunEdison's historical basis in assets and liabilities. For all periods subsequent to the IPO, the accompanying consolidated financial statements represent the results of the Company, which consolidates Terra LLC through its controlling interest.

The historical financial statements of the Predecessor include allocations of certain SunEdison corporate expenses and income tax expense. Management believes the assumptions and methodology underlying the allocation of general corporate overhead expenses are reasonable. Subsequent to the IPO, corporate expenses represent those costs allocated to the Company under the management services agreement, as more fully described in Note 18. Related Parties.

2. TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

When renewable energy facilities are acquired from SunEdison, the Company is required to recast its historical financial statements to reflect the assets and liabilities and the results of operations of the acquired renewable energy facilities for the period it was owned by SunEdison in accordance with rules applicable to transactions between entities under common control. During the first quarter of 2015, the Company acquired 19 solar energy facilities with a combined nameplate capacity of 161.1 MW from SunEdison, which resulted in a recast of the balance sheet as of December 31, 2014, and the related statement cash flows for the year ended December 31, 2014. The facilities were not in operations in 2014 and there was no impact to the statement of operations or accumulated other comprehensive loss for the year ended December 31, 2014.

The following table presents the changes to previously reported amounts of the Company's consolidated balance sheet as of December 31, 2014 included in the Company's Annual Report on Form 10-K:

(In thousands) Balance Sheet Caption	December 31, 2014 As Reported	Acquired Call Rights Projects	December 31, 2014 Recast
Cash and cash equivalents	$468,393	$161	$468,554
Due from SunEdison and affiliates, net	19,640	(19,640)	—
Prepaid expenses and other current assets	21,840	780	22,620
Property and equipment, net	2,327,803	227,101	2,554,904
Change in total assets		$208,402

Current portion of long-term debt	$80,133	$3,971	$84,104
Accounts payable, accrued expenses and other current liabilities	81,781	824	82,605
Due to SunEdison and affiliates, net	—	153,052	153,052
Long-term debt and financing lease obligations, less current portion	1,517,962	50,555	1,568,517
Change in total liabilities		$208,402

The following table presents the changes to previously reported amounts of the Company's consolidated statement of cash flows for the year ended December 31, 2014 included in the Company's Annual Report on Form 10-K:

(In thousands) Cash Flows Caption	December 31, 2014 As Reported	Acquired Call Rights Projects	December 31, 2014 Recast
Changes in assets and liabilities:
VAT receivable, prepaid expenses and other current assets	$23,730	$(819)	$22,911
Accounts payable, accrued interest, and other current liabilities	3,371	865	4,236
Cash flows from investing activities:
Cash paid to SunEdison and third parties for solar generation facility construction	(816,682)	(236,189)	(1,052,871)
Deposit for acquisition of Call Right Projects	(34,000)	34,000	—
Cash flows from financing activities:
Borrowings of long-term debt	399,806	63,877	463,683
Net increase in cash and cash equivalents	467,513	427	467,940
Effect of exchange rate changes on cash and cash equivalents	(164)	(266)	(430)
Cash and cash equivalents at end of period	468,393	161	468,554

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing the consolidated financial statements, the Company used estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues, expenses and cash flows during the reporting period. Actual results may differ from estimates under different assumptions or conditions.

Reclassifications

Certain amounts in prior fiscal year have been reclassified to conform with the presentation adopted in the current fiscal year. Such reclassifications have no effect on previously reported balance sheet subtotals, results of operations or accumulated deficit.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). They include the results of wholly owned and partially owned subsidiaries in which the Company has a controlling interest with all significant intercompany accounts and transactions eliminated. When the Company is the primary beneficiary of a variable interest entity ("VIE") in solar generation facilities, they are consolidated.

Variable Interest Entities

The Company consolidates VIEs when the Company is the primary beneficiary. The primary beneficiary of a VIE is the party that has the power to direct the activities that most significantly impact the performance of the entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity.

VIEs are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders, as a group, lack one or more of the following characteristics: (a) direct or indirect ability to make decisions; (b) obligation to absorb expected losses; or (c) right to receive expected residual returns. VIEs must be evaluated quantitatively and qualitatively to determine the primary beneficiary, which is the reporting entity that has (a) the power to direct activities of a VIE that most significantly impact the VIEs economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. A VIE can have only one primary beneficiary, but may not have a primary beneficiary if no party meets the criteria described above.

To determine a VIE's primary beneficiary, an enterprise must perform a qualitative assessment to determine which party, if any, has the power to direct activities of the VIE, the obligation to absorb losses, and/or receive its benefits. Therefore, an enterprise must identify the activities that most significantly impact the VIE's economic performance and determine whether it, or another party, has the power to direct those activities. When evaluating whether the Company is the primary beneficiary of a VIE, and must therefore consolidate the entity, we perform a qualitative analysis that considers the design of the VIE, the nature of our involvement and the variable interests held by other parties. If that evaluation is inconclusive as to which party absorbs a majority of the entity’s expected losses or residual returns, a quantitative analysis is performed to determine the primary beneficiary.

For our consolidated VIEs, we have presented on our consolidated balance sheets, to the extent material, the assets of our consolidated VIEs that can only be used to settle specific obligations of the consolidated VIE, and the liabilities of our consolidated VIEs for which creditors do not have recourse to our general assets outside of the VIE.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and money market funds with original maturity periods of three months or less when purchased.

Restricted Cash

Restricted cash consists of cash on deposit in financial institutions that is restricted from use in operations pursuant to requirements of certain debt agreements. These funds are used to pay for capital expenditures, current operating expenses and current debt service payments in accordance with the restrictions in the debt agreements.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are reported on the consolidated balance sheets, including both billed and unbilled amounts, and are adjusted for any write-offs as well as the allowance for doubtful accounts. We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. There was no allowance for doubtful accounts as of December 31, 2014 and December 31, 2013. There were no write-offs of accounts receivable for the years ended December 31, 2014, 2013 and 2012.

Property and Equipment

Property and equipment consists of solar generation facilities and is stated at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation is removed from the consolidated balance sheets and any resulting gain or loss is included in the results of operations for the respective period. Depreciation of property and equipment is recognized using the straight-line method over the estimated useful lives of the solar generation facilities of twenty to thirty years.

The Company is entitled to receive investment tax credits ("ITCs") or grants in lieu of tax credits from various government agencies, both state and federal, for the construction of certain eligible items of property and equipment. The carrying value of the property and equipment has been reduced by the amount of the credits or grants received. Credits received that have been presented as a reduction in property and equipment include $5,466 in 2012. No such credits were received in 2014 and 2013.

Impairment of Long-lived Assets

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured as the difference between an asset's carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of operations. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. There were no impairments recognized during the years ended December 31, 2014 , 2013 and 2012.

Intangible Assets

Intangible assets that have determinable estimated lives are amortized over those estimated lives. The straight-line method of amortization is used because it best reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The amounts and useful lives assigned to intangible assets acquired impact the amount and timing of future amortization. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows or some other fair value measure. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Capitalized Interest

Interest incurred on funds borrowed to finance construction of solar generation facilities is capitalized until the system is ready for its intended use. The amount of interest capitalized during the years ended December 31, 2014, 2013 and 2012 was $19,694, $3,599, $0, respectively. Interest costs charged to interest expense was $79,300 , $6,275 and $5,706 during the years ended December 31, 2014, 2013 and 2012, respectively.

Financing Lease Obligations

Certain of our assets were financed with sale leaseback arrangements. Proceeds received from a sale leaseback are treated using the deposit method when the sale of the solar generation facility is not recognizable. A sale is not recognized when the leaseback arrangements include a prohibited form of continuing involvement, such as an option or obligation to repurchase the assets under our master lease agreements. Under these arrangements, we do not recognize any profit until the sale is recognizable, which we expect will be at the end of the arrangement when the contract is canceled and the initial deposits received are forfeited by the financing party.

Over the course of the leaseback arrangements we are required to make rental payments. These payments are allocated between principal and interest payments using an effective yield method.

Deferred Financing Costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized over the maturities of the respective financing arrangements using the effective-interest method. Amortization of deferred financing costs is capitalized during construction and recorded as interest expense in the consolidated statements of operations following commencement of commercial operation. Amortization of deferred financing costs capitalized during construction was $17,589 and $791 during the years ended December 31, 2014 and 2013, respectively. No amounts were capitalized during the year ended December 31, 2012. Amortization of deferred financing costs recorded as interest expense was $25,713, $119, and $161 during the years ended December 31, 2014, 2013, and 2012, respectively.

Asset Retirement Obligations

The Company operates under solar power services agreements with some customers that include a requirement for the removal of the solar generation facilities at the end of the term of the agreement. Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding solar generation facility is capitalized at inception is depreciated over its useful life.

Revenue Recognition

Power Purchase Agreements

A significant majority of our revenues are obtained through the sale of energy (based on MW) pursuant to terms of PPAs or other contractual arrangements which have a weighted-average remaining life of 19 years as of December 31, 2014. All PPAs are accounted for as operating leases, have no minimum lease payments and all of the rental income under these leases is recorded as revenue when the electricity is delivered.

Incentive Revenue

We also generate solar RECs as we produce electricity. These RECs are currently sold pursuant to agreements with our parent, third parties and a certain debt holder, and revenue is recognized as the underlying electricity is produced.

We also receive Performance-based incentives ("PBIs") from public utilities in connection with certain sponsored programs. We have a PBI arrangement with the State of California whereby we will receive a set rate multiplied by the kilowatt hour ("KWh") production on a monthly basis for 60 months. The PBI revenue is recognized as energy is generated over the measurement period. We recognize revenue based on the rate applicable at the time the energy is created and adjusts the amount recognized when we meet the threshold that qualifies us for the higher rate. PBI in the state of Colorado has a 20-year term at a fixed price per kWh produced. The revenue is recognized as energy is generated over the term of the agreement.

Deferred Revenue

Deferred revenue consists of upfront incentives or subsidies received from various state governmental jurisdictions for operating certain of our solar generation facilities or from the sale of ITCs to non-controlling members. The amounts deferred are recognized as revenue on a straight-line basis over the depreciable life of the solar generation facility or upon the contingency of claw-back of the tax credits resolve as the Company fulfills its obligation to operate these solar generation facilities. Recognition of deferred revenue was $258, $205, and $190 during the years ended December 31, 2014, 2013, and 2012 respectively.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes ("ASC 740"), which requires that it use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant temporary differences.

The Company reports certain of its revenues and expenses differently for financial statement purposes than for income tax return purposes, resulting in temporary and permanent differences between the Company's financial statements and income tax returns. The tax effects of such temporary differences are recorded as either deferred income tax assets or deferred income tax liabilities in the Company's consolidated balance sheets. The Company measures its deferred income tax assets and deferred income tax liabilities using income tax rates that are currently in effect. The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income which includes the future reversal of existing taxable temporary differences to realize deferred tax assets, net of valuation allowances. A valuation allowance is recorded to reduce the net deferred tax assets to an amount that is more-likely-than-not to be realized. The Company accounts for uncertain tax positions in accordance with ASC 740, which applies to all tax positions related to income taxes. Under ASC 740, tax benefits are recognized when it is more-likely-than-not that a tax position will be sustained upon examination by the authorities. The benefit recognized from a position that has surpassed the more-likely-than-not threshold is the largest amount of benefit that is more than 50% likely to be realized upon settlement. The Company recognizes interest and penalties accrued related to uncertain tax benefits as a component of income tax expense. Changes to existing net deferred tax assets or valuation allowances or changes to uncertain tax benefits are recorded to income tax expense.

Non-controlling Interests and Hypothetical Liquidation of Book Value ("HLBV")

Non-controlling interests represents the portion of net assets in consolidated entities that are not owned by the Company. The Company has determined the allocation of economics between the controlling party and the third-party for non-controlling interests does not correspond to ownership percentages for certain of its consolidated subsidiaries. In order to reflect the substantive profit sharing arrangements, the Company has determined that the appropriate methodology for determining the value of non-controlling interests is a balance sheet approach using the HLBV method.

Under the HLBV method, the amounts reported as non-controlling interest on the consolidated balance sheets represent the amounts the third party investors could hypothetically receive at each balance sheet reporting date based on the liquidation provisions of the respective operating partnership agreements. HLBV assumes that the proceeds available for distribution are equivalent to the unadjusted, stand-alone net assets of each respective partnership, as determined under U.S. GAAP. The third-party, non-controlling interests in the consolidated statements of operations and statements of comprehensive income are determined based on the difference in the carrying amounts of non-controlling interests on the consolidated balance sheets between reporting dates, adjusted for any capital transactions between the Company and third-party investors that occurred during the respective period. Non-controlling interests are reported as a component of equity in the consolidated balance sheets.

Where, prior to the commencement of operating activities for a respective project, HLBV results in an immediate change in the carrying value of non-controlling interest on the consolidated balance sheet due to the recognition of ITCs or other adjustments as required by the U.S. Internal Revenue Code, the Company defers the recognition of the respective adjustments and recognizes the adjustments in non-controlling interest on the consolidated statement of operations on a straight-line basis over the expected life of the underlying assets giving rise to the respective difference. Similarly, where the Company has acquired a controlling interest in a partnership and there is a resulting difference between the initial fair value of non-controlling interest and the value of non-controlling interest as measured using HLBV, the Company initially records non-controlling interest at fair value and amortizes the resulting difference over the remaining life of the underlying assets.

Contingencies

The Company is involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. The Company continually evaluates uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Derivative Financial Instruments

The Company recognizes its derivative instruments as assets or liabilities at fair value in the consolidated balance sheets. Accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated as part of a hedging relationship and the type of hedging relationship.

The effective portion of changes in fair value of derivative instruments designated as cash flow hedges is reported as a component of other comprehensive income (loss) (“OCI”). Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged transaction affects earnings. The ineffective portion of changes in fair value is recorded as a component of net income (loss) on the consolidated statement of operations. There was no ineffectiveness during the years ended December 31, 2014, 2013, and 2012.

The change in fair value of undesignated derivative instruments is reported as a component of net income (loss) on the consolidated statement of operations.

Fair Value Measurements

The Company performs fair value measurements in accordance with ASC 820, Fair Value Measurement ("ASC 820"), which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Company considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

We maintain various financial instruments recorded at cost in the December 31, 2014 and December 31, 2013 consolidated balance sheets that are not required to be recorded at fair value. For cash and cash equivalents, restricted cash, accounts receivable, VAT receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, and due to SunEdison, the carrying amount approximates fair value because of the short-term maturity of the instruments. See Note 12. Fair Value of Financial Instruments for disclosures related to the fair value of our long-term debt.

Foreign Operations

The Company’s functional currency is the U.S. dollar. The results of operations and cash flows that are denominated in a currency other than the functional currency are translated at the average exchange rates during the period. Assets and liabilities that are denominated in a currency other than the functional currency are translated at end of period exchange rates. Translation adjustments resulting from this process are reported in other comprehensive income.

Transaction gains and losses that arise from exchange rate fluctuations on transactions and balances denominated in a currency other than the functional currency and the changes in fair value of our foreign exchange derivative contracts not accounted for under hedge accounting are included in results from operations as incurred. Foreign currency transaction losses (gains) included in other income were $14,007, $(771) and $0 during the years ended December 31, 2014, December 31, 2013 and December 31, 2012, respectively.

Business Combinations

The Company accounts for its business combinations by recognizing in the financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value at the acquisition date. The Company also recognizes and measures the goodwill acquired or a gain from a bargain purchase in the business combination and determines what information to disclose to enable users of an entity's financial statements to evaluate the nature and financial effects of the business combination. In addition, acquisition costs are expensed as incurred. Business combinations is a critical accounting policy as there are significant judgments involved in the allocation of acquisition cost.

When the Company acquires renewable energy facilities, the purchase price is allocated to (i) the acquired tangible assets and liabilities assumed, primarily consisting of land, plant, and long-term debt, (ii) the identified intangible assets and liabilities, consisting of the value of above-market and below-market power purchase agreements and in-place power purchase agreements, (iii) non-controlling interests, and (iv) other working capital items based in each case on their fair values in accordance with ASC 805. All expenses related to acquisition costs related to business combinations are expensed as incurred.

The Company generally use independent appraisers to assist with the estimates and methodologies used such as a replacement cost approach, or an income approach or excess earnings approach. Factors considered by the Company in its analysis include considering current market conditions and costs to construct similar facilities. The Company also considers information obtained about each property as a result of our pre-acquisition due diligence, marketing and income activities in estimating the fair value of the tangible and intangible assets and liabilities acquired or assumed. In estimating the fair value, the Company also establishes estimates of energy production, current in-place and market power purchase rates, tax credit arrangements, operating and maintenance costs, and local market conditions. A change in any of the assumptions above, which are subjective, could have a significant impact on the results of operations.

The allocation of the purchase price directly affects the following items in our consolidated financial statements:

•	The amount of purchase price allocated to the various tangible and intangible assets, liabilities, and non-controlling interests on our balance sheet;

•
The amounts allocated to the value of above-market and below-market power purchase agreement values are amortized to revenue over the remaining non-cancelable terms of the respective arrangement. The amounts allocated to all other tangible and intangible assets are amortized to depreciation or amortization expense; and

•
The period of time over which tangible and intangible assets are depreciated or amortized varies, and thus, changes in the amounts allocated to these assets will have a direct impact on our results of operations. Intangible assets are generally amortized over the respective life of the power purchase arrangement, which normally range from 10 to 25 years. The Company generally depreciates our energy facilities over 30 years. These differences in timing could have an impact on our results of operations.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income attributable to common stockholders by the number of weighted-average ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by adjusting basic earnings (loss) per share for the impact of weighted-average dilutive common equivalent shares outstanding during the period. Common equivalent shares represent the incremental shares issuable for unvested restricted Class A common stock and redeemable shares of Class B and Class B1 common stock.

Stock-Based Compensation

Stock-based compensation expense for all share-based payment awards is based on the estimated grant-date fair value. The Company recognizes these compensation costs net of an estimated forfeiture rate for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the award vesting term. For ratable awards, the Company recognizes compensation costs for all grants on a straight-line basis over the requisite service period of the entire award.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 limits the requirement to report discontinued operations to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. ASU 2014-08 also requires expanded disclosures concerning discontinued operations, disclosures of certain financial results attributable to a disposal of a significant component of an entity that does not qualify for discontinued operations reporting and expanded disclosures for long-lived assets classified as held for sale or disposed of. ASU 2014-08 is effective for us on a prospective basis in our first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or assets classified as held for sale) that have not been reported in financial statements previously issued or available for issuance. The adoption of ASU 2014-08 is not expected to have a material impact on our consolidated financial statements and related disclosures.

On May 28, 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is currently evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method or determined the effect of the standard on its ongoing financial reporting.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements-Going Concern. ASU 2014-15 is intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. This guidance is effective for us in the annual period ending December 31, 2016 and interim and annual periods thereafter. We do not expect the adoption of this standard to have a material impact on our consolidated financial position, results of operations and cash flows.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement-Extraordinary and Unusual Items (Subtopic 225-20), which eliminates the concept of reporting for extraordinary items. ASU 2015-01 is effective for us for our fiscal year ending December 31, 2016 and for interim periods thereafter. We do not believe this standard will have a significant effect on our consolidated financial position, results of operations and cash flows.

In February 2015, the FASB issued ASU No. 2015-02 Consolidation (Topic 810) Amendments to the Consolidation Analysis, which affects the following areas of the consolidation analysis:  limited partnerships and similar entities, evaluation of fees paid to a decision maker or service provider as a variable interest and in determination of the primary beneficiary, effect of related parties on the primary beneficiary determination and for certain investment funds. ASU No. 2015-02 is effective for us for our fiscal year ending December 31, 2016 and interim periods therein. We are evaluating the impact of this standard on our consolidated financial position, results of operations and cash flows.

4. ACQUISITIONS

The initial accounting for acquisitions is not complete because the evaluation necessary to assess the fair values of assets acquired, liabilities assumed and any non-controlling interest is not complete including the valuation of solar generation facilities, related intangible assets, assumed debt and non-controlling interests. The provisional amounts are subject to revision to the extent additional information is obtained about the facts and circumstances that existed as of the acquisition dates.

2014 Acquisitions

Nellis

On March 28, 2014, the Company acquired 100% of the controlling investor member interests in MMA NAFB Power, LLC (“Nellis”), which owns a 14.0 MW utility-scale solar power plant located on Nellis Air Force Base in Clark County, Nevada. A wholly owned subsidiary of SunEdison holds the non-controlling interest in Nellis. The purchase price for this acquisition was $14,211.

CalRENEW-1

On May 15, 2014, the Company acquired 100% of the issued and outstanding membership interests of CalRENEW-1, LLC, which owns a 6.3 MW utility-scale solar power plant located in Mendota, California. The purchase price for this acquisition was $14,334, net of acquired cash.

Atwell Island

On May 16, 2014, the Company acquired 100% of the membership interests in SPS Atwell Island, LLC (“Atwell Island”), a 23.5 MW utility-scale solar power plant located in Tulare County, California. The purchase price for this acquisition was $67,212, net of acquired cash.

Stonehenge Operating Projects

On May 21, 2014, the Company acquired 100% of the issued share capital of three operating utility-scale solar power plants located in the United Kingdom from ib Vogt GmbH. These acquisitions are collectively referred to as Stonehenge Operating Projects. The Stonehenge Operating Projects consist of the Langunnett, West Farm, and Manston power plants. The total combined nameplate capacity for the Stonehenge Operating Projects is 23.6 MW. The purchase price for the Stonehenge Operating Projects was $25,102, net of acquired cash.

Summit Solar Projects

On May 22, 2014, the Company acquired the equity interests in 50 solar generation facilities located in the U.S. from Nautilus Solar PV Holdings, Inc. These 50 systems have a combined nameplate capacity of 19.6 MW. The purchase price for these systems was $29,040, net of acquired cash. In addition, an affiliate of the seller owns certain interests in seven operating solar generation facilities in Canada with a total capacity of 3.8 MW. In conjunction with the signing of the purchase and sale agreement to acquire the U.S. equity interests, the Company signed an asset purchase agreement to purchase the right and title to all of the assets of the Canadian facilities. The purchase of the Canadian assets closed on July 23, 2014, and the purchase price was $21,061.

MA Operating

On June 26, 2014, the Company acquired four operating solar generation facilities located in Massachusetts that achieved commercial operations during 2013. The total nameplate capacity for these facilities is 12.2 MW. The purchase price for this acquisition was $39,500.

Mt. Signal

On July 23, 2014, the Company acquired a controlling interest in Imperial Valley Solar 1 Holdings II, LLC, which owns a 265.8 MW utility-scale solar generation facility located in Mt. Signal, California ("Mt. Signal"). The Company acquired Mt. Signal from an indirect wholly owned subsidiary of Silver Ridge Power, LLC ("SRP") in exchange for $291.7 million, net of acquired cash, for total consideration consisting of (i) 5,840,000 Class B1 units (and a corresponding number of shares Class B1 common stock) equal in value to $146.0 million and (ii) 5,840,000 Class B units (and a corresponding number of shares Class B common stock) equal in value to $146.0 million. Prior to the IPO, SRP was owned 50% by R/C US Solar Investment Partnership, L.P. ("Riverstone") and 50% by SunEdison, who acquired all of The AES Corporation’s ("AES") equity ownership interest in SRP on July 2, 2014. In connection with its acquisition of AES’s interest in SRP, SunEdison entered into a Master Transaction Agreement with Riverstone pursuant to which the parties agreed to sell Mt. Signal to the Company and to distribute the Class B units (and shares of Class B common stock) to SunEdison and the Class B1 units (and shares of Class B1 common stock) to Riverstone.

Hudson Energy

On November 4, 2014, the Company acquired the operating portfolio of Hudson Energy Solar Corporation, a solar generation facility developer that owns and operates solar assets for schools, school districts, and commercial and industrial customers.  The HES Portfolio consists of 101 operational solar distributed generation facilities located in Massachusetts, New Jersey and Pennsylvania that have a total nameplate capacity of 25.3 MW. The cash purchase price for this acquisition was $32.8 million, net of acquired cash.

Capital Dynamics

On December 18, 2014, the Company acquired 77.6 MW of solar distributed generation facilities in the U.S. from Capital Dynamics U.S. Solar Energy Fund, L.P., a closed-end private equity fund. The CD DG Portfolio consists of 42 solar generation facilities located in California, Massachusetts, New Jersey, New York, and Pennsylvania. The purchase price for this acquisition was $256.7 million, net of acquired cash.

The preliminary estimated fair values of assets, liabilities and non-controlling interest as of December 31, 2014, is as follows:

				Total
	Capital		Other	Preliminary
(In thousands)	Dynamics	Mt. Signal	Acquisitions	Allocation
Property and equipment	$200,712	$649,005	$245,828	$1,095,545
Accounts receivable	4,511	11,617	11,251	27,379
Restricted cash	15	22,165	14,688	36,868
Deferred income taxes	22,129	—	—	22,129
Other assets	687	12,621	4,987	18,295
Intangible assets	83,114	117,925	140,248	341,287
Total assets acquired	311,168	813,333	417,002	1,541,503
Long-term debt	—	413,464	137,472	550,936
Accounts payable, accrued expenses and other current liabilities	5,925	24,813	7,410	38,148
Asset retirement obligations	6,749	4,656	18,058	29,463
Deferred income taxes	25,191	—	892	26,083
Total liabilities assumed	37,865	442,933	163,832	644,630
Non-controlling interest	16,600	78,745	9,913	105,258
Purchase price, net of cash acquired	$256,703	$291,655	$243,257	$791,615

The acquired solar generation facilities' non-financial assets represent preliminary estimates of the fair value of acquired PPAs based on significant inputs that are not observable in the market and thus represent a Level 3 measurement. The estimated fair values were determined based on an income approach and the estimated useful lives of the intangible assets range from 10 to 25 years. See Note 7. Intangible Assets for additional disclosures related to the acquired intangible assets.

The operating revenues and net income of acquired solar generation facilities reflected in the accompanying consolidated statement of operations for the year ended December 31, 2014 were $60,794 and $12,487, respectively. The following unaudited pro forma supplementary data presented in the table below gives effect to the acquisitions as if the transactions had occurred on January 1, 2013. The pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the acquisitions been consummated on the date assumed or of the Company’s results of operations for any future date.

	Year Ended December 31,
(In thousands, unaudited)	2014	2013
Total operating revenues, net	$113,324	$51,450
Net loss	(3,483)	(10,537)

Acquisition costs, including amounts for affiliates, related to the transactions above were $14,261 for the year ended December 31, 2014 and are reflected as acquisition and related costs in the accompanying consolidated statements of operations. There were no acquisition costs for the years ended December 31, 2013 and 2012, respectively.

Acquisitions of Call Right Projects

The assets and liabilities transferred to the Company for the acquisitions listed below relate to interests under common control with SunEdison and accordingly, were recorded at historical cost basis. The difference between the cash purchase price and historical cost basis of the net assets acquired was recorded as a distribution to SunEdison and reduced the balance of its non-controlling interest.

Fairwinds and Crundale

On November 4, 2014, the Company completed the acquisition of Fairwinds and Crundale, two utility-scale solar power plants with a total capacity of 50.0 MW located in the United Kingdom that became operational in September 2014. The Company paid approximately $32.2 million in cash to acquire the power plants from SunEdison and assumed approximately $63.7 million of project level debt. Fairwinds and Crundale were the first Call Right Project acquisitions pursuant to the Support Agreement with SunEdison, see further discussion in Note 18. Related Parties.

DG 2014 Portfolio I and DG 2015 Portfolio 2

In December 2014, the Company acquired the DG 2014 Portfolio 1 and the DG 2015 Portfolio 2, consisting of 25.7 MW of solar distributed generation facilities. As of December 31, 2014, the Company has paid $50.6 million in cash to acquire these solar generation facilities from subsidiaries of SunEdison in a series of transactions. The acquired facilities were Call Right Projects pursuant to the Support Agreement with SunEdison, see further discussion in Note 18. Related Parties.

The following table is a summary of assets and liabilities acquired from SunEdison as of December 31, 2014:

(in thousands)	Fairwinds and Crundale	DG 2014 Portfolio 1	DG 2015 Portfolio 2	Total
Current Assets	$3,260	$1,380	$—	$4,640
Property, plant and equipment	118,197	55,358	5,489	179,044
Non-current assets	899	—	—	899
Total assets acquired	122,356	56,738	5,489	184,583
Long-term debt	61,982	1,185	—	63,167
Other liabilities	37,741	17,596	—	55,337
Total liabilities assumed	99,723	18,781	—	118,504
Net assets acquired	$22,633	$37,957	$5,489	$66,079

Subsequent Event

Acquisition of First Wind

On January 29, 2015, the Company through Terra LLC acquired from First Wind Holdings, LCC (together with its subsidiaries, “First Wind”) 521.1 MW of operating power assets, including 500.0 MW of wind power assets and 21.1 MW of solar power assets, from First Wind (the “First Wind acquisition”). The operating power assets we acquired are located in Maine, New York, Hawaii, Vermont and Massachusetts and were acquired for total cash consideration of $830.0 million net of acquired cash, plus additional expenses incurred through the refinancing of certain existing indebtedness, the termination of certain swaps, debt breakage fees, and the purchase of a partner’s ownership stake in certain assets held by First Wind through a joint venture.

5. PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	December 31, 2014	December 31, 2013
(In thousands)
Solar generation facilities	$2,220,401	$163,698
Construction in progress - solar generation facilities	384,583	228,749
Capitalized leases - solar generation facilities	—	29,170
Property and equipment, gross	2,604,984	421,617
Less accumulated depreciation - solar generation facilities	(50,080)	(9,956)
Less accumulated depreciation - capitalized leases - solar generation facilities	—	(4,305)
Property and equipment, net	$2,554,904	$407,356

The Company recorded depreciation expense related to property and equipment of $36,482, $4,652 and $3,997 for the years ended December 31, 2014, 2013 and 2012, respectively, which includes depreciation expense for capital leases of $350 for the year ended December 31, 2014 and $1,051 for each of the years ended December 31, 2013 and 2012, respectively. Construction in progress represents $384.6 million of costs incurred to complete the construction of the facilities in the Company's current portfolio that were contributed to the Company by SunEdison.

When projects are contributed or sold to the Company after completion by SunEdison, the Company will retroactively recast its historical financial statements to present the construction activity as if it consolidated the facility at inception of the construction. Subsequent to the completion of the construction in progress projects in the Company's current portfolio, the Company expects to acquire only completed facilities. All construction in progress costs are stated at SunEdison's historical cost. These costs include capitalized interest costs and amortization of deferred financing costs incurred during the asset's construction period, which totaled $37,283, $4,390 and $0 for the years ended December 31, 2014, 2013 and 2012 respectively.

6. ASSET RETIREMENT OBLIGATIONS

Activity in asset retirement obligations for the years ended December 31, 2014 and 2013 is as follows:

	Year Ended December 31,
(In thousands)	2014	2013
Balance at the beginning of the year	$11,002	$6,175
Additional obligations	34,414	4,518
Assumed through acquisition	29,450	—
Accretion expense	2,048	309
Currency translation adjustment	(803)	—
Balance at the end of the year	$76,111	$11,002

The Company does not have any assets that are legally restricted for the purpose of settling our asset retirement obligations as of December 31, 2014 and 2013. Additionally, there were no revisions of the estimated cash flows for our asset retirement obligations for the years ended December 31, 2014, 2013 and 2012.

7. INTANGIBLE ASSETS

The following table presents the gross carrying amount and accumulated amortization of intangible assets as of December 31, 2014:

(In thousands, except weighted average amortization period)	Gross Carrying Amount	Weighted Average Amortization Period	Accumulated Amortization	Currency Translation Adjustment	Net Book Value
Power purchase agreements	$371,765	21 years	$(6,169)	$(3,923)	$361,673

The following table presents the gross carrying amount and accumulated amortization of intangible assets as of December 31, 2013:

(In thousands, except weighted average amortization period)	Gross Carrying Amount	Weighted Average Amortization Period	Accumulated Amortization	Currency Translation Adjustment	Net Book Value
Development rights	$22,600	Indefinite	—	—	$22,600

As of December 31, 2014, the Company had PPA intangible assets representing long-term electricity sales agreements that were obtained through acquisitions (see Note. 4 Acquisitions). PPA intangible assets are amortized on a straight-line basis over the life of the agreements, which typically range from 10 to 25 years. Amortization expense related to the PPA intangible assets is recorded on the consolidated statements of operations either as a reduction of energy revenue or within depreciation, accretion and amortization expense. Amortization expense was $6,169 during the year ended December 31, 2014, $4,190 of which was a reduction of energy revenue and $1,979 of which was recorded as depreciation, accretion and amortization expense. There was no amortization expense during the years ended December 31, 2013 and 2012.

As of December 31, 2013, the Company had an intangible asset with a carrying amount of $22,600 related to solar generation facilities development rights. This intangible asset was reclassified to the related solar generation facility (property and equipment, net) upon completion at December 31, 2014 and is depreciated on a straight-line basis over the estimated life of the solar generation facility.

Over the next five fiscal years, we expect to recognize annual amortization expense on our intangible assets as follows:

(in thousands)	2015	2016	2017	2018	2019
Amortization	$18,366	$19,057	$19,057	$19,057	$19,057

8. VARIABLE INTEREST ENTITIES

The Company is the primary beneficiary of nine VIEs in solar generation facilities that were consolidated as of December 31, 2014, one of which existed and was consolidated as of December 31, 2013. No VIEs were deconsolidated during the years ended December 31, 2014 and 2013.

The carrying amounts and classification of the consolidated VIEs’ assets and liabilities included in the Company's consolidated balance sheet are as follows:

(In thousands)	December 31, 2014	December 31, 2013
Current assets	$69,955	$2,139
Noncurrent assets	1,756,276	27,076
Total assets	$1,826,231	$29,215
Current liabilities	$64,324	$6,129
Noncurrent liabilities	707,989	10,310
Total liabilities	$772,313	$16,439

All of the assets in the table above are restricted for settlement of the VIE obligations, and all of the liabilities in the table above can only be settled by using VIE resources. The Company has not identified any material VIEs during the year ended December 31, 2014 for which we determined that we are not the primary beneficiary and thus did not consolidate.

9. LONG-TERM DEBT

Long-term debt consists of the following:

(in thousands, except rates) Description:	December 31, 2014	December 31, 2013	Interest Type	Current Interest Rate % (1)	Financing Type
Term Loan, due 2019	$573,500	$—	Variable	5.33 (2)	Term debt
Mt. Signal, due 2038	402,440	—	Fixed	6.00	Senior notes
CAP, due 2032	211,377	243,581	Variable	7.00 - 7.29	Term debt
Regulus Solar, due 2034	85,000	—	Fixed	5.80	Note facility
Regulus Solar, due 2024	50,433	—	Variable	2.22 (3)	Term debt
Regulus Solar, due 2015 – 2016	—	44,400	Fixed	18.00	Construction debt
Fairwinds and Crundale, due 2016	61,982	—	Fixed	2.50	Term debt
Nellis, due 2027	42,248	—	Imputed	5.75	Senior notes
SunE Perpetual Lindsay, due 2015	42,992	—	Variable	3.3	Construction debt and Harmonized Sales Tax Facility
California Public Institutions, due 2024 – 2030	16,861	9,270	Variable	3.39 (4)	Term debt
U.S. Projects 2009 – 2013, due 2024 – 2026	9,338	10,206	Fixed	11.1 - 11.3	Solar program loans
U.S. Projects 2009 – 2013	—	8,638	Fixed	5.0 - 5.75	Term debt
Enfinity, due 2032	6,470	6,775	Stated	1.745	Term debt
U.K Call Right Projects	52,675	—	Variable	2.50	Construction debt
U.S. Call Right Projects	1,851	—	Variable	5.75	Construction debt
Alamosa	—	29,171	Fixed	2.98	Capital lease obligations
Financing lease obligations:
Enfinity, due 2025 – 2032	29,124	31,494	Fixed	5.62 - 7.26	Financing lease obligations
HES Portfolio, due 2019 – 2028	24,538	—	Imputed	6.50	Financing lease obligations
Summit Solar U.S., due 2020 – 2032	23,127	—	Fixed	5.75	Financing lease obligations
Regulus Solar, due 2034	9,138	—	Fixed	1.87	Financing lease obligations
U.S. Projects 2014, due 2019	6,869	—	Imputed	6.00	Financing lease obligations
DG 2014 Portfolio 1, due 2023	1,185	—	Fixed	7.26	Financing lease obligations
SunE Solar Fund X	—	55,616	Fixed	3.91 - 5.11	Financing lease obligations
Total Principal long-term debt and financing and capital lease obligations	$1,651,148	$439,151
Less current maturities	(84,104)	(37,455)
Net unamortized (discount) premium	1,473	(1,871)
Long-term debt and financing and capital lease obligations, less current portion	$1,568,517	$399,825
———
(1) The weighted average effective interest rate for all debt outstanding, including financing lease obligations, during the period was 7.3%.
(2) The variable rate as of December 31, 2014 was 4.75%. The Company has entered into an interest rate swap agreement (see Note 11) fixing the interest rate at 5.33% for the next three years.
(3) The variable rate as of December 31, 2014 was 2.66% on the Regulus term loan balance of $50.4M. The Company has entered into an interest rate swap agreement (see Note 11) fixing the interest rate at 2.22% for the next three years.
(4) The variable rate as of December 31, 2014 was 3.13%. The Company has entered into a series of interest rate swap agreement (see Note 11) fixing the interest rate at a weighted average of 3.39% through 2028.

Bridge Credit Facility

On March 28, 2014, the Company entered into a credit and guaranty agreement with Goldman Sachs Bank USA as administrative agent and the lenders party thereto (the “Bridge Credit Facility”). The Bridge Credit Facility originally provided for a senior secured term loan facility in an aggregate principal amount of $250.0 million. On May 15, 2014, the Bridge Credit Facility was amended to increase the aggregate principal amount to $400.0 million (the "Amended Bridge Credit Facility").

Interest under the Amended Bridge Credit Facility had variable interest rate options based on Base Rate Loans or Eurodollar loans at the Company’s election. The Amended Bridge Credit Facility was repaid following the closing of the IPO on July 23, 2014.

Term Loan and Revolving Credit Facility

In connection with the closing of the IPO on July 23, 2014, Terra Operating LLC (a wholly owned subsidiary of Terra LLC) entered into a revolving credit facility (the "Revolver") and a term loan facility (the "Term Loan" and together with the Revolver, the “Credit Facilities”). The Revolver initially provided for up to a $140.0 million senior secured revolving credit facility and the Term Loan initially provided for up to a $300.0 million senior secured term loan. The Term Loan was used to repay a portion of outstanding borrowings under the Amended Bridge Credit Facility.

On December 18, 2014, the Company obtained additional financing by increasing the Term Loan by $275.0 million to a total of $575.0 million and the Revolver by $75.0 million to a total of $215.0 million to increase liquidity and to fund the acquisitions of Hudson Energy and Capital Dynamics as described in Note 4. Acquisitions. As of December 31, 2014, no amounts had been drawn on the Revolver.

On January 28, 2015, the Company repaid the Term Loan in full and replaced its existing Revolver with a new $550.0 million revolving credit facility (the "New Revolver"). The New Revolver consists of a revolving credit facility in an amount of at least $550.0 million (available for revolving loans and letters of credit) and permits Terra Operating LLC to increase commitments to up to $725.0 million in the aggregate, subject to customary closing conditions. The New Revolver matures on January 27, 2020. Each of Terra Operating LLC's existing and subsequently acquired or organized domestic restricted subsidiaries (excluding non-recourse subsidiaries) and Terra LLC are or will become guarantors under the New Revolver.

All outstanding amounts under the New Revolver will bear interest initially at a rate per annum equal to, at Terra Operating LLC’s option, either (i) a base rate plus a margin of 1.50% or (ii) a reserve adjusted Eurodollar rate plus a margin of 2.50%. After the fiscal quarter ended June 30, 2015, the base rate margin will range between 1.25% and 1.75% and the Eurodollar rate margin will range between 2.25% and 2.75% as determined by reference to a leverage-based grid.

The New Revolver provides for voluntary prepayments, in whole or in part, subject to notice periods, and requires Terra Operating LLC to prepay outstanding borrowings in an amount equal to 100% of the net cash proceeds received by Terra LLC or its restricted subsidiaries from the incurrence of indebtedness not permitted by the New Revolver by Terra Operating LLC or its restricted subsidiaries.

The New Revolver, each guaranty and any interest rate, currency hedging or hedging of RECs obligations of Terra Operating LLC or any guarantor owed to the administrative agent, any arranger or any lender under the New Revolver is secured by first priority security interests in (i) all of Terra Operating LLC's and each guarantor’s assets, (ii) 100% of the capital stock of each of Terra Operating LLC’s and its domestic restricted subsidiaries and 65% of the capital stock of Terra Operating LLC’s foreign restricted subsidiaries, and (iii) all intercompany debt. Notwithstanding the foregoing, collateral under the New Revolver excludes the capital stock of non-recourse subsidiaries.

Project-level Financing Arrangements

The Company's solar generation facilities which have long-term debt obligations are included in separate legal entities. The Company typically finances its solar generation facilities through project entity specific debt secured by the solar generation facility's assets (mainly the solar generation facility) with no recourse to the Company. Typically, these financing arrangements provide for a construction loan, which upon completion may or may not be converted into a term loan. The following is a summary of construction and term debt entered into or assumed during the year ended December 31, 2014.

Mt. Signal

In November 2012, the Mt. Signal utility-scale solar power plant company issued $415.7 million of senior notes secured in a private placement. The senior secured notes bear interest at 6% and mature in 2038. Interest on the notes is payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2013. A letter of credit facility was also extended for Mt. Signal to satisfy certain security obligations under the PPA, other power plant agreements and the senior secured notes. The Company also entered into a $79.6 million letter of credit facility and a cash bridge loan in connection with the financing of the Mt. Signal power plant. The subordinated cash bridge loan was repaid in full in 2014 and the letter of credit facility will terminate on July 2, 2019. The remaining power plant development and construction costs were funded by equity.

As of December 31, 2014, the outstanding balance under the senior notes was $402.4 million and $73.3 million of the letters of credit were issued with no amounts outstanding. Pursuant to the note purchase agreement and the letter of credit and reimbursement agreement, the Mt. Signal power plant is permitted to make distributions out of restricted cash if the applicable distribution conditions are satisfied.

CAP

In August 2013, the CAP utility-scale solar power plant entity obtained $212.5 million in non-recourse debt financing from the Overseas Private Investment Corporation (“OPIC”), the U.S. Government's development finance institution, and the International Finance Corporation (“IFC”), a member of the World Bank Group, that matures in December 2032. In addition to the debt financing provided by OPIC and IFC, the CAP power plant received a Chilean peso VAT credit facility from Rabobank. Under the VAT credit facility the CAP power plant borrowed funds to pay for value added tax payments due from the power plant. The VAT credit facility had a variable interest rate that was tied to the Chilean Interbank Rate plus 1.40% and was fully repaid in November 2014.

Regulus Solar

In March 2013, the utility-scale solar power plant entity entered into a financing agreement with a group of lenders for a $44.4 million development loan of which $0 and $44.4 million was outstanding as of December 31, 2014 and 2013, respectively. The financing arrangement accrued interest from the date of borrowing until the repayment date at a rate of 18% per annum and is payment-in-kind (“PIK”) at each PIK interest date.

In March 28, 2014, the Regulus utility-scale solar power plant entered into an agreement for a construction loan facility for an amount up to $120.0 million. The $44.4 million development loan and a $120.0 million non-recourse construction loan, were repaid in November 2014 with the proceeds of permanent financing, which was a combination of equity, non-controlling member interest proceeds and a $135.4 million amortizing term loan and fixed rate note facility. The term loan and fixed rate note mature in 2024 and 2034, respectively. All of the membership interests of the project-level entity that owns the Regulus power plant have been pledged as security under the credit agreement. Pursuant to the credit agreement, the Regulus power plant is permitted to make distributions if the applicable distribution tests are satisfied. The Regulus power plant’s PPA security obligation and debt service reserve are being met through $23.3 million and $7.4 million non-recourse letters of credit, respectively, maturing in 2021.

Fairwinds and Crundale

On November 4, 2014, the Company assumed all outstanding debt as a result of the acquisition of these two Call Right Projects. The development and construction of Fairwinds and Crundale was financed with a cumulative £39.8 million ($62.0 million USD equivalent) of short-term bridge facility indebtedness that matures in July 2016. Pursuant to the bridge loan agreement, these utility-scale solar power plants and holding company for the power plants are permitted to begin making distributions upon first and final repayment in July 2016. The debt is due to be repaid by the end of Q2 2015 and bears an interest rate of 2.50%. Additionally, the debt for Fairwinds and Crundale contain a cross default provision and the assets of these plants are cross collateralized.

Nellis

On March 28, 2014, the Company assumed a term loan facility in conjunction with the acquisition of Nellis, a utility-scale solar power plant. The term loan was financed with $55 million fully amortizing senior notes that will mature in 2027. The notes bear interest at a rate of 5.75% per annum and are secured by the assets of Nellis. As of December 31, 2014, $42.2 million aggregate principal amount of the senior notes was outstanding. Pursuant to the senior note agreement, the Nellis power plant is permitted to pay quarterly distribution out of restricted cash if a debt service coverage ratio is met.

SunE Perpetual Lindsay ("Lindsay")

On March 25, 2014, Lindsay, a Canadian utility-scale solar power plant entity, obtained a construction term loan to finance and develop the construction of the power plant. The loan matures in September 2015. Interest under the construction term loan facility has variable rate options based on Prime Rate Advances or CDOR (“Canadian Dealer Offered Rate”) Advances at the Company’s election. The interest rate payable under Prime Rate Advances will be the sum of the Prime Rate in effect on such day plus 1.00% and an applicable margin of 2.00%. The interest rate payable under CDOR Advances will be based on the published CDOR rate plus an applicable margin of 2.00%. This debt is secured by the assets of the Lindsay power plant entity. As of December 31, 2014, Lindsay had two security letters of credit for an aggregate amount of CAD 0.8 million ($0.6 million USD equivalent) issued and outstanding as per the terms of its Ontario Power Authority feed-in tarriff contract.

California Public Institutions ("CPI")

The CPI solar generation facilities are financed in part by a series of non-recourse, project-level amortizing term loans provided by National Bank of Arizona in an aggregate of $17.6 million that were entered into on December 31, 2013 and July 31, 2014. All of the membership interests of the project-level entity that owns the facilities have been pledged as security under the non-recourse, project-level amortizing term loan. Pursuant to the term-loan agreement, the facilities and the holding company for the facilities are permitted to make distributions if the applicable debt service coverage ratios are met. The term loans mature between 2024 and 2030 and bear interest at a rate of LIBOR plus 2.5%.

U.S. Projects 2009-2013

Nineteen of the solar generation facilities in the U.S. Projects 2009-2013 portfolio that are located in New Jersey, with an aggregate nameplate capacity of approximately 3.6MW, are financed with REC-based term loans through the Public Service Electric and Gas Company, or "PSE&G." The loans were issued between the third quarter of 2009 and the fourth quarter of 2011, when each applicable facility achieved commercial operations, and mature between 2024 and 2026. Loan payments are made by transferring the RECs generated by the facilities to SPE&G and, as a result, the loans are not repaid in cash. On September 8, 2014, the Company repaid all outstanding amounts due under its term bonds. The Company recognized a $2.5 million loss on extinguishment of debt during the year ended December 31, 2014 as a result of this repayment. As of December 31, 2014, the aggregate outstanding indebtedness under the loans was approximately $9.3 million. The term loans contain customary covenants related to business operations, maintenance of the facilities, insurance coverage and a debt service calculation requirement.

Enfinity

The portion of the Enfinity Portfolio representing a 2.5MW DHA solar generation facility was financed with a non-recourse, 20-year Qualified Energy Conservation, or “QEC,” bond. The QEC bond matures on April 20, 2032. The balance at December 31, 2014 was $6.5 million.

Marsh Hill

As of December 31, 2014, the Company had two letters of credit for a total of CAD 1.0 million ($0.9 million USD equivalent) related to our Marsh Hill facility with no amounts outstanding.

U.K. Call Right Projects

Upon acquisition of these Call Right Projects, the Company assumed all outstanding debt for the Brynteg, Bury Lane and Epwell facilities. The development and construction of these facilities was financed with a cumulative £33.9 million ($52.7 million USD equivalent) of term facility indebtedness that matures in June 2016.

U.S. Call right Projects

Upon acquisition of these Call Right Projects, the Company assumed all outstanding debt for the Tri-County Regional Vocational Technical High School and Rochester Institute of Technology facilities. The constructions of these facilities was financed under SunEdison's construction revolving credit facility.

Capital Lease Obligations

Alamosa

On May 7, 2014, the Company purchased the lessor portion of the capital lease related to this utility-scale solar power plant and there is no additional project level financing outstanding at December 31, 2014. The Company recognized a $1.9 million loss on extinguishment of debt during the year ended December 31, 2014 as a result of this transaction.

Financing Lease Obligations

In certain transactions, the Company accounts for the proceeds of sale leasebacks as financings, which are typically secured by the solar generation facility asset and its future cash flows from energy sales, and without recourse to the Company under the terms of the arrangement.

Enfinity

Certain of the Enfinity solar generation facilities (representing 13.2 MW of the 15.7 MW total nameplate capacity of the portfolio) were financed through a series of non-recourse, sale-leaseback transactions between December 2011 and December 2013. The balance outstanding for sale leaseback transactions accounted for as financings as of December 31, 2014 for Enfinity was $29.1 million. The Enfinity sale leaseback accounted for as financings mature between 2025 and 2032 and are collateralized by the related solar generation facility assets.

HES Portfolio

On November 4, 2014, the Company assumed all outstanding debt as a result of the acquisition of Hudson Energy. The term loans mature from 2019-2028 and bear an interest rate of 6.50%. Six of the solar generation facilities in the HES Portfolio that are located in New Jersey, with an aggregate nameplate capacity of 3.6MW, are financed with non-controlling member contributions and a leveraged tax equity structure with REC-based loans through PSE&G. As of December 31, 2014 approximately $24.5 million aggregate principal amount of the term loans were outstanding.

Summit Solar U.S.

On May 22, 2014, the Company assumed seven sale-leaseback transactions in conjunction with the acquisition of Summit Solar U.S. The term loans are due from 2020 through 2032, bear interest at a rate of 5.75% per annum, and are secured by the assets of Summit Solar U.S.

Regulus Solar

On April 11, 2014, Regulus Solar entered into a sale leaseback agreement with respect to the project site for a sales price of $9.2 million, which was received at closing on April 14, 2014. The lease term is 20 years and Regulus Solar has two options to renew the term for 5 years each and then one option to renew for a total lease term not to exceed 34 years, 11 months. The total purchase price of $9.2 million was recorded as a financing obligation and is secured by the land and the utility-scale power plant asset.

U.S. Projects 2014

On June 3, 2014, certain solar generation facilities within the Company's U.S. Projects 2014 portfolio entered into an inverted lease structure to finance approximately 45 MW of solar distributed generation facilities that were constructed and placed into operation during the fourth quarter of 2014. The lease term is five years and the total purchase price was $55.6 million, of which $6.9 million is reflected as a financing obligation and $48.7 million is recorded as deferred revenue in the accompanying consolidated balance sheet as of December 31, 2014.

DG 2014 Portfolio 1

On June 3, 2014, certain solar generation facilities within the Company's U.S. Projects 2015 portfolio entered into an inverted lease structure to finance approximately 45 MW of solar distributed generation facilities that were constructed and placed into operation during the fourth quarter of 2014. The lease term is eight years and the total purchase price was $54.3 million, of which $1.2 million is reflected as a financing obligation as of December 31, 2014.

SunE Solar Fund X

On July 23, 2014, concurrent with the closing of the IPO, the Company purchased the lessor portion of the capital lease related to the SunE Solar Fund X project and there is no additional project level financing outstanding at December 31, 2014. The Company recognized a $15.8 million gain on extinguishment of debt during the year ended December 31, 2014 as a result of this transaction.

Minimum Lease Payments

The aggregate amounts of minimum lease payments on our financing lease obligations are $94.0 million. Obligations for 2015 through 2019 and thereafter are as follows:

(In thousands)	2015	2016	2017	2018	2019	Thereafter	Total
Minimum lease obligations	$6,292	$6,612	$6,947	$6,889	$16,395	$50,846	$93,981

Maturities

The aggregate amounts of payments on long-term debt due after December 31, 2014 are as follows:

(In thousands)	2015	2016	2017	2018	2019	Thereafter	Total
Maturities of long-term debt as of December 31, 2014	$77,587	$147,470	$33,809	$35,115	$580,961	$682,225	$1,557,167

The amount of long-term debt due in 2015 includes $43.0 million of construction debt for SunE Perpetual Lindsay, which will be repaid by SunEdison in the first quarter of 2015. The amounts of long-term debt due in 2016 includes $62.0 million of construction term debt for Fairwinds and Crundale.

Senior Notes

On January 28, 2015, through our indirect subsidiary, Terra Operating LLC, the Company issued $800.0 million of 5.875% senior notes due 2023 at a price of 99.214%, or the "Senior Notes." Terra Operating LLC used the net proceeds from the offering to fund a portion of the price of the First Wind acquisition. The Senior Notes are senior obligations of Terra Operating LLC and are guaranteed by Terra LLC and each of Terra Operating LLC's existing and future subsidiaries that guarantee its senior secured credit facility, subject to certain exceptions.

10. INCOME TAXES
Income tax expense (benefit) consists of the following:

(In thousands)	Current	Deferred	Total
Year ended December 31, 2014
U.S. federal	$84	$(3,554)	$(3,470)
State and local	—	(213)	(213)
Foreign	—	(1,006)	(1,006)
Total	$84	$(4,773)	$(4,689)
Tax benefit in equity	—	(3,616)	(3,616)
Total	$84	$(8,389)	$(8,305)

Year ended December 31, 2013
U.S. federal	$—	$(329)	$(329)
State and local	—	42	42
Foreign	165	34	199
Total	$165	$(253)	$(88)

Year ended December 31, 2012
U.S. federal	$—	$(1,094)	$(1,094)
State and local	—	(176)	(176)
Total	$—	$(1,270)	$(1,270)
Effective Tax Rate

Income tax expense (benefit) differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to loss before income taxes.

	Year ended December 31,
Effective Tax Rate - Year-end	2014	2013	2012
Income tax benefit at U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (reduction) in income taxes:
State income taxes, net of U.S. federal benefit	1.0%	(11.2)%	6.7%
Grants in lieu of tax credits—U.S. federal benefit	—%	—%	242.6%
Grants in lieu of tax credits—state, net of U.S. federal benefit	—%	—%	38.0%
Foreign operations	1.4%	—%	—%
Non-controlling interest	(16.1)%	—%	—%
Stock-based compensation	(2.2)%	—%	—%
Change in valuation allowance	(9.0)%	—%	—%
Other	(4.6)%	—%	—%
Effective tax (expense) benefit rate	5.5%	23.8%	322.3%

When ITCs or grants in lieu of tax credits are received by the Company for its solar generation facilities, the credits and grants are recognized as a reduction in the carrying value of the property and equipment. This also results in the recognition of a deferred tax asset and income tax benefit for the future tax depreciation of the property and equipment.
On July 23, 2014, the Company acquired a controlling interest in Terra LLC and its subsidiary Terra Operating LLC. As a result, the Company owns 37.5% of Terra LLC and consolidates the results due to its controlling interest. The Company records SunEdison's 57.3% and Riverstone's 5.2% ownership as a non-controlling interests in the financial statements. Terra

LLC is treated as a partnership for income tax purposes. As such, the Company records income tax on its 37.5% of Terra LLC's taxable income. SunEdison records income tax on its 57.3% share of taxable income generated by Terra LLC.
The Company's deferred tax balances reflect the change in tax basis of the Company's assets as a result of the IPO, primarily due to the recognition of the tax basis of the Company's investment in Terra LLC.

For the year ended December 31, 2014, the overall effective tax rate was different than the statutory rate of 35% primarily due to the recognition of a valuation allowance on the tax benefit attributed to the Company post IPO and income allocated to non-controlling interests. Tax benefits for losses realized before July 23, 2014, were recognized primarily because of existing deferred tax liabilities. Tax benefits for losses realized after July 23, 2014 were recognized primarily because of existing deferred tax liabilities at our foreign operations. As of December 31, 2014, all jurisdictions are in a net deferred tax asset position. A valuation allowance is recognized for the deferred tax assets resulting from the IPO transaction primarily because of the history of losses.

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,
(In thousands)	2014	2013
Deferred tax assets:
Net operating losses and tax credit carryforwards	$53,968	$6,745
Investment in partnership	115,861	—
Deferred revenue	207	2,575
Solar generation facilities	—	44,218
Other	2,078	—
Total deferred tax assets	172,114	53,538
Valuation allowance	(167,508)	—
Net deferred tax assets	4,606	53,538

Deferred tax liabilities:
Solar generation facilities	7,473	57,971
Other	229	2,039
Total deferred tax liabilities	7,702	60,010
Net deferred tax liabilities	$3,096	$6,472

Upon the closing of the IPO on July 23, 2014, the Company's most significant asset for which deferred taxes are being provided is its basis in the Terra LLC partnership interest. The underlying solar generation facilities are controlled under Terra LLC, and thus deferred tax assets and liabilities at the Company's project portfolio companies are captured within the deferred tax asset for investment in partnership. The Company has gross net operating loss carryforwards of $95.4 million in the United States and multiple foreign jurisdictions that will expire beginning in 2026. The Company believes that it is more likely than not that it will not generate sufficient taxable income to realize the deferred tax assets associated with net operating losses and tax credit carryforwards and has recorded a valuation allowance against its deferred tax assets.

As of December 31, 2014, the Company has identified no uncertain tax positions for which a reserve under ASC 740-10 is required.

11. DERIVATIVES

 As part of the Company’s risk management strategy, the Company has entered into interest rate swaps and foreign currency hedges to mitigate interest rate and foreign currency exposure. Financial instruments are not utilized for speculative purposes. If the Company elects to do so and if the instrument meets the criteria specified in ASC 815, Derivatives and Hedging, management designates its derivative instruments as cash flow hedges. The Company enters into interest rate swap agreements in order to hedge the variability of expected future cash interest payments. Currency swaps are used to reduce risks arising from the change in fair value of certain foreign currency denominated assets and liabilities. The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results.

As of December 31, 2014 and 2013, derivative transactions consisted of the following:

			Fair Value As of
(In thousands)	Balance Sheet Classification	Notional Amount	December 31, 2014	December 31, 2013
Derivatives designated as hedges:
Interest rate swaps	Accounts payable and other current liabilities	$349,213	$(1,925)	$—
Interest rate swaps	Accumulated other comprehensive loss	349,213	1,925	—
Derivatives not designated as hedges:
Interest rate swaps	Accounts payable and other current liabilities	$16,861	$(1,279)	$—
Foreign exchange contracts	Accounts payable and other current liabilities	62,649	(685)	—
Foreign exchange contracts	Other assets	52,844	1,811	—

(In thousands)		Loss / (gain) for the Year Ended December 31,
Derivatives not designated as hedges:	Statement of Operations Classification	2014	2013
Interest rate swaps	Interest expense, net	$1,279	$—
Foreign exchange contracts	Interest expense, net	685	—
Foreign exchange contracts	Gain on foreign currency exchange	(1,811)	—

The Company has elected to offset derivative assets and liabilities on the balance sheet on a trade-by-trade basis as a right to setoff exists. The Company has a master netting arrangement with only one counterparty, however, no amounts were netted under this arrangement as each of the interest rate swaps subject to this arrangement were in a loss position as of December 31, 2014. The following table provides information on the gross fair values of derivative asset and liabilities, the balance sheet netting adjustments, and the resulting net fair value amount recorded on our balance sheet.

	December 31, 2014
(In thousands)	Gross Amounts Recognized	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts in Consolidated Balance Sheet
Derivative assets:
Foreign exchange contracts	$1,811	$—	$1,811
Total derivative assets	$1,811	$—	$1,811
Derivative liabilities:
Interest rate swaps	$3,204	$—	$3,204
Foreign exchange contracts	685	—	685
Total derivative liabilities	$3,889	$—	$3,889

The Company held no derivative instruments on the balance sheet as of December 31, 2013. Additionally, there was no cash collateral received or pledged as of December 31, 2014 and December 31, 2013, related to our derivative transactions.

In September 2014, the Company entered into an interest rate swap agreement to hedge floating rate debt under the Term Loan. The interest rate swap matures in July 2017, qualifies for hedge accounting and was designated as a cash flow hedge. Under the interest rate swap agreement, the Company pays a fixed rate and the counterparty to the agreement pays the Company a floating interest rate. The amount recorded in the consolidated balance sheet represents the estimated fair value of the net amount that the Company would pay in order to settle the agreement on December 31, 2014, if the agreements were transferred to other third parties or canceled by the Company. The effective portion of the change in fair value of this cash flow hedge for the year ended December 31, 2014 was an unrealized loss of $1,213, which was recorded within accumulated other comprehensive loss and amounts reclassified into earnings for the year ended December 31, 2014 were inconsequential. This amount is will be recognized in earnings in January 2015 as the swap was canceled due to the payoff of the Term Loan by the Company on January 28, 2015 as discussed in Note 9. Long-term Debt. There was no material ineffectiveness during the year ended December 31, 2014.

In November 2014, the Regulus Solar entity entered into an interest rate swap agreement to hedge floating rate debt under its term loan facility. The interest rate swap matures in September 2024, qualifies for hedge accounting and was designated as a cash flow hedge. Under the interest rate swap agreement, Regulus Solar pays a fixed rate and the counterparty to the agreement pays Regulus Solar a floating interest rate. The amount recorded in the consolidated balance sheet represents the estimated fair value of the net amount that Regulus Solar would pay in order to settle the agreement on December 31, 2014, if the agreement was transferred to other third parties or canceled by Regulus Solar. The effective portion of the change in fair value of this cash flow hedge for the year ended December 31, 2014 was an unrealized loss of $712, which was recorded within accumulated other comprehensive loss and no amounts were reclassified into earnings over the year ended December 31, 2014. The amount expected to be reclassified into earnings during the year ended December 31, 2015 is approximately $886. There was no material ineffectiveness during the year ended December 31, 2014.
As of December 31, 2014, the solar generation facilities in the CPI portfolio are party to six interest rate swap instruments that are economic hedges. These instruments are used to economically hedge floating rate debt and each one matures in December 2028. Under the interest rate swap agreements, the CPI entities pay a fixed rate and the financial institution counterparties to the agreements pay the CPI entities a floating interest rate. The combined notional value of the six interest rate swap instruments at December 31, 2014 was $16,861. The amounts recorded in the consolidated balance sheet, as provided in the table above, represent the estimated fair value of the net amount that the Company would pay in order to settle the agreement on the balance sheet date if the swaps were transferred to other third parties or canceled by us. Because these hedges are deemed economic hedges and not accounted for under hedge accounting, the changes in fair value are recorded in the consolidated statement of operations, as provided in the table above.
In September 2014, the Company entered into a series of foreign exchange contracts in order to economically hedge its exposure to foreign currency fluctuations. The combined notional value of the British pound and Canadian dollar contracts at December 31, 2014 were GBP 21.0 million and CAD 25.4 million, respectively. The settlement of these hedges occurs on a quarterly basis through July 2016. The amounts recorded in the consolidated balance sheet, as provided in the table above, represent the estimated fair value of the net amounts that the Company would pay or receive in order to settle the agreements on the balance sheet date if the swaps were transferred to other third parties or canceled by us. Because these hedges are deemed economic hedges and not accounted for under hedge accounting, the changes in fair value are recorded in the consolidated statement of operations, as provided in the table above.
12. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of the Company's long-term debt was determined using inputs classified as Level 2 and a discounted cash flow approach using market rates for similar debt instruments. The carrying amount and estimated fair value of the Company's long-term debt as of December 31, 2014 and 2013 are as follows:

	As of December 31, 2014		As of December 31, 2013
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:
Long-term debt, including current portion	$1,652,621	$1,659,883	$437,280	$443,067

Recurring Fair Value Measurements
The following table summarizes the financial instruments measured at fair value on a recurring basis classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation in the accompanying consolidated balance sheet:

(In thousands)	As of December 31, 2014				As of December 31, 2013
Assets	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Foreign exchange contracts	$—	$1,811	$—	$1,811	$—	$—	$—	$—
Total Derivative Assets	$—	$1,811	$—	$1,811	$—	$—	$—	$—
Liabilities
Interest rate swaps	$—	$3,204	$—	$3,204	$—	$—	$—	$—
Foreign exchange contracts	—	685	—	685	—	—	—	—
Total Derivative Liabilities	$—	$3,889	$—	$3,889	$—	$—	$—	$—
The Company's interest rate swaps and foreign currency hedges are classified as Level 2 since all significant inputs are observable for similar instruments. The fair value is determined based on observable market prices for forward currencies and interest rates. There were no transfers between Level 1, Level 2 and Level 3 financial instruments during the year ended December 31, 2014. The Company held no financial instruments measured at fair value during the year ended December 31, 2013.
13. STOCKHOLDER'S EQUITY

On January 15, 2014, at formation, the Company authorized 1,000 shares of common stock. On January 29, 2014, the Company amended and restated its certificate of incorporation to authorize 500,000 shares of Class A common stock, par value $0.01 per share, of which 250,000 shares were issued to SunEdison at par value and 10,942 restricted shares were issued to certain individuals, all of which were outstanding at December 31, 2014. In addition, the Company authorized 500,000 shares of Class B common stock, par value $0.01 per share, of which 250,000 shares were issued to SunEdison at par value and were outstanding at December 31, 2014. Further, the Company authorized 100,000 shares of Class C common stock, par value $0.01 per share, of which 41,765 shares were issued to certain members of management and executive officers at par value and were outstanding at December 31, 2014.

Each share of Class A and Class C common stock entitles the holder to one vote per share on all matters. Each share of Class B common stock entitles the holder to ten votes per share. Holders of the Company's Class B common stock do not have any right to receive dividends. Shares of Class B common stock can be redeemed at a price per share equal to par value upon the exchange of Class B units of the Company for shares of the Company's Class A common stock. Shares of Class B common stock may not be transferred, except to SunEdison or a controlled affiliate of SunEdison, so long as an equivalent number of Class B units are transferred to the same person.

The Company also authorized 50,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock have been issued.

Effective upon the filing of the Company's amended and restated certificate of incorporation immediately prior to the completion of the IPO, the Company retired all of the outstanding shares of Class A common stock held by SunEdison, effected a 127.1624-for-one stock split of the remaining outstanding shares of the Company's Class A common stock and a 262.8376-for-one stock split of the outstanding shares of its Class B common stock, and converted all outstanding shares of Class C common stock into shares of Class A common stock on a 85.8661-for-one basis.

The Company's amended and restated certificate of incorporation also authorized 260,000,000 shares of Class B1 common stock, par value $0.01 per share. Each share of Class B1 common stock entitles the holder to one vote per share. Holders of the Company's Class B1 common stock do not have any right to receive dividends. Shares of Class B1 common stock can be redeemed at a price per share equal to par value upon the exchange of Class B1 units of the Company for shares of the Company's Class A common stock.

Initial Public Offering

On July 23, 2014, the Company completed its IPO by issuing 20,065,000 shares of its Class A common stock at a price of $25.00 per share (the "IPO Price") for aggregate gross proceeds of $501.6 million. In addition, the underwriters exercised in full their option to purchase an additional 3,009,750 shares of Class A common stock at the IPO Price for aggregate gross proceeds of $75.2 million. Concurrently with the IPO, the Company sold an aggregate of 2,600,000 shares of its Class A common stock at the IPO Price to Altai Capital Master Fund, Ltd. ("Altai") and Everstream Opportunities Fund I, LLC ("Everstream") (the "Private Placements"), for aggregate gross proceeds of $65.0 million. In addition, on July 23, 2014, as consideration for the acquisition of the Mt. Signal utility-scale solar power plant from Silver Ridge Power, LLC ("SRP") at an aggregate purchase price of $292.0 million, the Company issued to SRP 5,840,000 Class B units (and the Company issued a corresponding number of shares of Class B common stock) and 5,840,000 Class B1 units (and the Company issued a corresponding number of shares of Class B1 common stock). SRP distributed the Class B shares and units to SunEdison and the Class B1 shares and units to R/C US Solar Investment Partnership, L.P. ("Riverstone"), the owners of SRP.

The Company received net proceeds of $463.9 million from the sale of the Class A common stock after deducting underwriting discounts, commissions, structuring fees, and offering expenses. The Company received net proceeds of $69.6 million from the underwriters' exercise of their option to purchase an additional 3,009,750 shares of Class A common stock, after deducting underwriting discounts, commissions, and structuring fees, which was used to purchase Class B common stock from SunEdison. The Company also received net proceeds of $65.0 million from the Private Placements. The Company used $159.2 million of net proceeds to repurchase Class B common stock and Class B1 units from SunEdison.

Acquisition Private Placement Offering

On November 26, 2014, we completed the sale of a total of 11,666,667 shares of our Class A common stock in a private placement, or the “Acquisition Private Placement,” to certain eligible investors for a net purchase price of $337.8 million. We used the net proceeds from the Acquisition Private Placement to repay a portion of amounts outstanding under our Term Loan among other things. In connection with the Acquisition Private Placement, we entered into a registration rights agreement with the purchasers pursuant to which we filed a registration statement with the SEC covering the resale of the purchased shares. The registration statement for these shares became effective on January 8, 2015.

As of December 31, 2014, the following shares of the Company were outstanding:

Shares:	Number Outstanding	Shareholder(s)
Class A common stock	42,217,984	*
Class B common stock	64,526,654	SunEdison
Class B1 common stock	5,840,000	Riverstone
Total Shares	112,584,638
———
* Common stock holders are comprised of: public, Acquisition Private Placement, Altai, Everstream, executive officers, management and employees. The par value of Class A common stock reflected on the consolidated balance sheets and consolidated statement of stockholders' equity excludes 3,485,155 shares of unvested restricted Class A common stock awards.

As of December 31, 2014, the Company owns 37.5% of Terra LLC and consolidates the results of Terra LLC through its controlling interest, with SunEdison's 57.3% interest and Riverstone's 5.2% interest shown as non-controlling interests.

Dividends

On October 27, 2014, the Company declared a quarterly dividend of $0.1717 per share on our outstanding Class A common stock payable which was paid on December 15, 2014 to holders of record on December 1, 2014. This amount represents a quarterly dividend of $0.2257 per share, or $0.9028 per share on an annualized basis, prorated to adjust for a partial quarter as we consummated our IPO on July 23, 2014.

On December 22, 2014, the Company declared a quarterly dividend for the fourth quarter on the Company's Class A common stock of $0.27 per share, or $1.08 per share on an annualized basis. The fourth-quarter dividend is payable on March 16, 2015 to shareholders of record as of March 2, 2015.

Follow-on Public Offering

On January 22, 2015, the Company completed the sale of a total of 13,800,000 shares of its Class A common stock to the public in a registered offering, including 1,800,000 shares sold pursuant to the underwriters' overallotment option. The Company received net proceeds of $390.6 million, $50.9 million of which was used to repurchase Class B common stock and

Class B units from SunEdison and the remainder of which was used to pay for part of the purchase price of the First Wind assets and to repay remaining amounts outstanding under the Term Loan among other things.

14. STOCK-BASED COMPENSATION

In April 2014, the Company adopted the 2014 Second Amended and Restated Long-Term Incentive Plan ("2014 Plan"), which permits the Company to issue an aggregate of 8,586,614 shares of Class A common stock pursuant to equity awards including incentive and nonqualified stock options, restricted stock awards ("RSAs") and restricted stock units ("RSUs") to employees and directors. The 2014 Plan modified the SunEdison Yieldco, Inc. 2014 Long-Term Incentive Plan ("Yieldco Plan") which also permitted the Company to issue RSAs that remained issued under the 2014 Plan. RSAs provide the holder with immediate voting rights, but are restricted in all other respects until vested. Upon cessation of services to the Company, any unvested RSAs will be canceled. All unvested RSAs are paid dividends and distributions. The Company measures the fair value of RSAs and RSUs at the grant date fair value of Class A common stock and accounts for stock-based compensation expense by amortizing the fair value on a straight line basis over the related vesting period less estimated forfeitures.

In 2014, the Company made grants of 4,977,586 RSAs to certain executives and an affiliate of the Company with a term of three years. In connection with the IPO, the Company granted 416,193 RSUs to employees with a term of three years. Subsequent to the IPO and until December 31, 2014, the Company granted 409,750 RSUs and 150,000 stock options to new hires with terms of three and four years, respectively. As of December 31, 2014, an aggregate of 2,734,104 shares of Class A common stock were available for issuance under the 2014 Plan. The stock-based compensation expense related to issued stock options, RSAs, and RSUs is recorded as a component of general and administrative expenses in the Company’s consolidated statements of operations and totaled $5.8 million for the year ended December 31, 2014. Upon exercise of the RSAs, RSUs, or stock options, the Company will issue shares that have been previously authorized to be issued.

Restricted Class C Awards

On January 31, 2014 and February 20, 2014, the Company granted 27,647 and 14,118 shares (determined at 3.55% of the Company) of restricted Class C common stock, respectively (or 2,373,946 and 1,212,228 shares, respectively, of restricted Class A common stock after giving effect to conversion of restricted Class C common stock to restricted Class A common stock on an 85.8661-for-one basis immediately prior to the completion of the IPO), under the Yieldco Plan.

For the restricted Class C common stock converted to unvested, restricted Class A common stock in connection with the IPO, 25% of the unvested, restricted Class A common stock will vest on the first anniversary of the grant date, 25% will vest on the second anniversary of the grant date, and 50% will vest on the third anniversary of the grant date, subject to accelerated vesting upon certain events. Under certain circumstances upon a termination of employment, any unvested shares of unvested, restricted Class A common stock held by the terminated executive will be forfeited.

In estimating the fair value of the Company's Class C restricted common stock and Class A restricted common stock, the primary valuation considerations were an enterprise value determined from an income-based approach using an enterprise value multiple applied to its forward revenue metric and a lack of marketability discount of 15%. The illiquidity discount model used the following assumptions: a time to liquidity event of 6 months; a risk free rate of 3.4%; a volatility of 60% over the time to a liquidity event. Estimates of the volatility of the Company's Class A common stock were based on available information on the volatility of Class A common stock of comparable publicly traded companies. The fair value of restricted stock on the date of grant was $58 per share (or $0.68 per share after giving effect to conversion of Class C restricted common stock to Class A common stock on an 85.8661-for-one basis upon the closing of the IPO) or $2.4 million total.

The amount of stock compensation expense related to the restricted Class C common stock awards, which were converted to restricted Class A awards in connection with the IPO, was $2.9 million, net of estimated forfeitures, during the year ended December 31, 2014. As of December 31, 2014, $1.4 million of total unrecognized compensation cost related to these awards is expected to be recognized over a period of approximately two years. The fair value of Class A common stock on the date of grant was $38 per share (or $0.30 per share after giving effect to the 127.1624-for-one stock split) or $0.4 million.

Restricted Class A Awards

On January 29, 2014 and February 20, 2014, the Company granted 7,193 and 3,749 shares of restricted Class A common stock, respectively (or 914,680 and 476,732 shares, respectively, after giving effect to the 127.1624-for-one stock split), to certain individuals under the Yieldco Plan.

The amount of stock compensation expense related to the Class A restricted common stock awards, which was recognized upon the completion of the IPO, was $0.4 million. The restriction of these awards expires over 18 months; however, the awards are not subject to forfeiture for any reason. There is no unrecognized stock compensation expense related to the restricted Class A common stock at December 31, 2014.

The following table summarizes restricted stock awards activity under the 2014 Plan for the year ended December 31, 2014, after giving effect to both the conversion of restricted Class C common stock to restricted Class A common stock on an 85.8661-for-one basis and the 127.1624-for-one Class A common stock split immediately prior to the completion of the IPO:

	Number of RSAs Outstanding	Weighted Average Grant Date Fair Value Per Share
Balance at January 1, 2014	—	$—
Granted	4,977,586	$1.11
Forfeited	(101,019)	$0.68
Balance at December 31, 2014	4,876,567	$1.12

On October 30, 2014, the Company modified the award of its former Chief Financial Officer, which resulted in the forfeiture of the existing award and granting of a new award. This modification increased the grant date fair value to $5.6 million, or $1.11 per share.

Restricted Stock Units

The following table presents information regarding outstanding RSUs as of December 31, 2014, and changes during the year ended December 31, 2014:

	Number of RSUs Outstanding	Weighted Average Grant Date Fair Value Per Share
Balance at January 1, 2014	—	$—
Granted	825,943	$27.37
Balance at December 31, 2014	825,943	$27.37

The Company measures the fair value of RSUs at the closing price of the Company's stock on the grant date and accounts for stock-based compensation by amortizing the fair value on a straight line basis over the related vesting period. The RSUs vest 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, and 50% on the third anniversary of the grant date, subject to accelerated vesting upon certain events. Under certain circumstances upon a termination of employment, any unvested shares held by the terminated employee will be forfeited.

The amount of stock compensation expense related to RSUs was $2.3 million during the year ended December 31, 2014. As of December 31, 2014, $16.9 million of total unrecognized compensation cost related to RSUs is expected to be recognized over a period of approximately three years.

Options

The following table presents information regarding outstanding options as of December 31, 2014, and changes during the year ended December 31, 2014:

	Number of Options Outstanding	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value (in thousands)
Balance at January 1, 2014	—	$—
Granted	150,000	$29.31
Balance at December 31, 2014	150,000	$29.31	$236

Aggregate intrinsic value represents the value of the Company's closing stock price of $30.88 on the last trading date of the period in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.

The stock option award includes both a service and performance condition. The service condition tranche will vest in accordance with the anniversary date of the grant, with 25% vesting annually over the four year term of the option. The performance condition tranche will vest in 25% increments if the Company meets a 15% quarterly dividend payment growth rate measured from a base dividend amount of $0.2257. There is no proportionate or partial vesting of the performance tranche to the extent the Company pays a dividend that is less than or greater than the specified targets. Under certain circumstances upon a termination of employment, any unvested options help by the terminated employee will be forfeited.

The Company accounts for stock-based compensation related to stock options granted to employees by estimating the fair value of the stock-based awards using the Black-Scholes option pricing model. The fair value of the stock options granted are amortized over the applicable vesting period. The Black-Scholes option pricing model includes assumptions regarding dividend yields, expected volatility, expected option term, expected forfeiture rate and risk-free interest rates. The Company estimates expected volatility based on the historical volatility of comparable publicly traded companies for a period commensurate with the estimated expected option term.

As of December 31, 2014, our weighted average assumptions were as follows:

Year ended
December 31, 2014
Risk-free interest rate	1.42%
Expected volatility	63%
Expected term (in years)	4
Expected dividend yield	3.7%

The amount of stock compensation expense related to options was inconsequential during the year ended December 31, 2014. As of December 31, 2014, $1.3 million of total unrecognized compensation cost related to options is expected to be recognized ratably over a period of approximately four years.

15. LOSS PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) by the number of weighted-average Class A common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted-average Class A common shares outstanding and, if dilutive, potential Class A common shares outstanding during the period. Potential Class A common shares represent the incremental Class A common shares issuable for restricted stock units and stock option exercises. The Company calculates the dilutive effect of outstanding restricted stock units and stock options on earnings (loss) per share by application of the treasury stock method. The computations of basic and diluted earnings (loss) per share ("EPS") assumes that the number of Class A common shares outstanding for all periods prior to the closing of the IPO on July 23, 2014 was equal to the historical number of shares outstanding during each period.

Weighted Average Number of Shares

Weighted average number of shares:	Year Ended December 31, 2014
Class A common stock - Basic and diluted	29,602

Class A Common Stock

Basic and diluted earnings (loss) per share for the year ended December 31, 2014 was calculated as follows:

	Year Ended December 31, 2014
(In thousands, except per share amounts)	Basic	Diluted (1)
EPS Numerator:
Net loss attributable to Class A Common stock shareholders	$(25,617)	$(25,617)
EPS Denominator:
Weighted-average shares outstanding	29,602	29,602
Loss per share	$(0.87)	$(0.87)
———
(1) The computations for diluted earnings (loss) per share for the year ended December 31, 2014 excludes approximately 64.5 million shares of Class B common stock, 5.8 million shares of Class B1 common stock, 3.5 million of unvested RSAs, 0.8 million RSUs and 0.2 million options to purchase the Company's shares because the effect would have been anti-dilutive.

Follow-on Public Offering

On January 22, 2015, the Company completed the sale of a total of 13,800,000 shares of its Class A common stock to the public in a registered offering, including 1,800,000 shares sold pursuant to the underwriters' overallotment option.

16. NON-CONTROLLING INTERESTS

Non-controlling interests represent the portion of net assets in consolidated entities that are not owned by the Company. The following table presents the non-controlling interest balances by entity, reported in stockholders’ equity in the consolidated balance sheets as of December 31, 2014 and 2013:

	As of December 31,
(in thousands)	2014	2013
Non-controlling interests in Terra LLC:
SunEdison	$722,342	$—
Riverstone	65,376	—
Total non-controlling interests in Terra LLC	$787,718	$—
Non-controlling interest in projects:
Nellis	$1,394	$—
CPI	18,277	12,778
Regulus	127,804	—
HES *	787	—
Mt. Signal	88,597	—
North Carolina Portfolio	19,271	—
DG 2015 Portfolio 2	681	—
Total non-controlling interests in projects	$256,811	$12,778
Total non-controlling interests	$1,044,529	$12,778

The following table presents the redeemable non-controlling interest balance reported on the consolidated balance sheets as of December 31, 2014 and 2013:

(in thousands)	HES *	CD DG Portfolio *	Total
As of December 31, 2013	$—	$—	$—
Consolidation of redeemable non-controlling interests	7,738	16,600	24,338
As of December 31, 2014	$7,738	$16,600	$24,338
————

*	Amounts represent the preliminary values based on initial purchase price allocation. Amounts are subject to change when fair values at the acquisition date are determined.

17. COMMITMENTS AND CONTINGENCIES

Contractual Obligations and Commercial Commitments

The Company have a variety of contractual obligations and other commercial commitments that represent prospective cash requirements. The following table summarizes our outstanding contractual obligations and commercial commitments as of December 31, 2014.

Contractual Cash Obligations (in thousands)	Rent
2015	$12,999
2016	11,710
2017	11,000
2018	11,203
2019	11,454
Thereafter	108,528
Total	$166,894

Total rental expense was $1.0 million, $0.1 million and $0.0 million during the years ended December 31, 2014, 2013 and 2012, respectively.

Legal Proceedings

We are not a party to any legal proceedings other than legal proceedings arising in the ordinary course of our business. We are also a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business. Although we cannot predict with certainty the ultimate resolution of such proceedings or other claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

Daniel Gerber v. Wiltshire Council

On March 5, 2015, the UK High Court issued a verdict that quashed (nullified) the planning permission necessary to build the Company’s 11.2 MW Norrington solar generation facility in Wiltshire, England. The court found that, among other issues, the local Wiltshire council failed to properly notify a local landowner (the claimant) or notify the English historic preservation agency before granting the permission. U.K. counsel have advised us that the quashing of this planning permission deviates significantly from established case law. The Company has therefore decided to appeal this ruling and plans to assert a vigorous defense. At this time, the Company does not have enough information regarding the probable outcome or the estimated range of reasonably probable losses associated with this ruling, and as of December 31, 2014, no such accrual has been recorded in the consolidated financial statements. The solar generation facility was constructed by SunEdison pursuant to an engineering, procurement and construction agreement, under which SunEdison assumed development and construction risk. If the ultimate outcome of this case were unfavorable and no replacement permit could be obtained, the Company would therefore be able recover its investment in this project from SunEdison.

18. RELATED PARTIES

Corporate Allocations

General and administrative affiliate costs include amounts allocated from SunEdison for general corporate overhead costs attributable to the operations of the Predecessor through the completion of the IPO on July 23, 2014. Subsequent to the completion of the IPO, general and administrative affiliate costs represent costs incurred by SunEdison for services provided pursuant to the Management Services Agreement. General and administrative affiliate costs were $19.1 million during the year ended December 31, 2014, $5.2 million during the year ended December 31, 2013 and $4.4 million during the year ended December 31, 2012 . The general corporate overhead expenses incurred by SunEdison included costs from certain corporate and shared services functions provided by SunEdison. The amounts reflected included (i) charges that were incurred by SunEdison that were specifically identified as being attributable to the Predecessor and (ii) an allocation of applicable remaining general corporate overhead costs based on the proportional level of effort attributable to the operation of the Company’s solar generation facilities. These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, and procurement. Corporate costs that were specifically identifiable to a particular operation of SunEdison were allocated to that operation, including the Predecessor. Where specific identification of charges to a particular operation of SunEdison was not practicable, an allocation was applied to all remaining general corporate overhead costs. The allocation methodology for all remaining corporate overhead costs was based on management’s estimate of the proportional level of effort devoted by corporate resources that is attributable to each of the Company’s operations. The cost allocations were determined on a basis considered to be a reasonable reflection of all costs of doing business by the Predecessor. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors.

Management Services Agreement

Immediately prior to the completion of the IPO on July 23, 2014, Terra LLC and Terra Operating LLC entered into the Management Services Agreement with SunEdison. Pursuant to the Management Services Agreement, SunEdison agreed to provide or arrange for other service providers to provide management and administrative services including legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, and procurement to the Company and its subsidiaries. As consideration for the services provided, the Company will pay SunEdison a base management fee as follows: (1) no fee for 2014, (ii) 2.5% of the Company's cash available for distribution in 2015, 2016, and 2017 (not to exceed $4.0 million in 2015, $7.0 million in 2016 or $9.0 million in 2017), and (iii) an amount equal to SunEdison's or other service provider's actual cost in 2018 and thereafter.

There was no cash consideration paid to SunEdison for these services for the period from July 24, 2014 through December 31, 2014. Total actual costs for these services during the period from July 24, 2014 to December 31, 2014 of $17.5 million is reflected in the consolidated statement of operations as part of general and administrative affiliate costs and have been treated as an equity contribution from SunEdison.

Interest Payment Agreement

Immediately prior to the completion of the IPO on July 23, 2014, Terra LLC and Terra Operating LLC entered into an interest payment agreement (the "Interest Payment Agreement") with SunEdison and its wholly owned subsidiary, SunEdison Holdings Corporation, pursuant to which SunEdison will pay all of the scheduled interest on the Term Loan through the third anniversary of Terra LLC and Terra Operating LLC entering into the Term Loan, up to an aggregate of $48.0 million over such period (plus any interest due on any payment not remitted when due). Interest expense incurred under the term loan is reflected in the consolidated statement of operations and the reimbursement for such costs is treated as an equity contribution in additional paid-in capital from SunEdison. During the period from July 24, 2014 to December 31, 2014, the Company received $5.4 million equity contribution from SunEdison pursuant to the Interest Payment Agreement. There were no amounts outstanding as of December 31, 2014.

On January 23, 2015, the Interest Payment Agreement between Terra LLC, Terra Operating LLC, and SunEdison, Inc. was amended and restated. SunEdison agreed to provide support with respect to the interest payment obligations of Terra Operating LLC with respect to its $800.0 million aggregate principal amount of 5.875% Senior Notes due 2023 under the Indenture, dated January 28, 2015.

Incentive Revenue

Certain solar renewable energy certificates ("SRECs") are sold to SunEdison under contractual arrangements at fixed prices. Revenue from the sale of SRECs to affiliates was $1.1 million during the year ended December 31, 2014 , $0.9 million during the year ended December 31, 2013 and $1.6 million during the year ended December 31, 2012 and are reported as operating revenues, net in the consolidated statements of operations.

Operations and Maintenance

Operations and maintenance services are provided to the Company by affiliates of SunEdison pursuant to contractual agreements. Costs incurred for these services were $7.9 million for the year ended December 31, 2014 , $0.9 million during the year ended December 31, 2013, and $0.7 million during the year ended December 31, 2012 and are reported as cost of operations-affiliates in the consolidated statements of operations.

SunEdison and Affiliates

Certain of the Company's expenses and capital expenditures related to construction in process are paid by affiliates of SunEdison and are reimbursed by the Company to the same, or other affiliates of SunEdison. As of December 31, 2014 and 2013, the Company owed SunEdison and affiliates $153.1 million and $82.1 million, respectively, which is reported as Due to SunEdison and affiliates in the consolidated balance sheets.

Incentive Distribution Rights

Incentive Distribution Rights ("IDRs") represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of Terra LLC’s quarterly distributions after the Class A Units, Class B units, and Class B1 units of Terra LLC have received quarterly distributions in an amount equal to $0.2257 per unit (the "Minimum Quarterly Distribution") and the target distribution levels have been achieved. Upon the completion of the IPO, SunEdison holds 100% of the IDRs.

Initial IDR Structure

If for any quarter:

•
Terra LLC has made cash distributions to the holders of its Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units in an amount equal to the Minimum Quarterly Distribution; and

•	Terra LLC has distributed cash to holders of Class A units and holders of Class B1 units in an amount necessary to eliminate any arrearages in payment of the Minimum Quarterly Distribution;

then Terra LLC will make additional cash distributions for that quarter among holders of its Class A units, Class B units, Class B1 units and the IDRs in the following manner:

•
first, to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, until each holder receives a total of $0.3386 per unit for that quarter (the “First Target Distribution”) (150.0% of the Minimum Quarterly Distribution);

•
second, 85.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 15.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units receives a total of $0.3950 per unit for that quarter (the “Second Target Distribution”) (175.0% of the Minimum Quarterly Distribution);

•
third, 75.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 25.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units receives a total of $0.4514 per unit for that quarter (the “Third Target Distribution”) (200.0% of the Minimum Quarterly Distribution); and

•	thereafter, 50.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 50.0% to the holders of the IDRs.

Support Agreement

The Company entered into a project support agreement with SunEdison (the "Support Agreement"), which provides us the option to purchase additional solar projects from SunEdison in 2015 and 2016. The Support Agreement also provides us a right of first offer with respect to certain other projects.

19. SEGMENT REPORTING
The Company has one reportable segment, Solar Energy, that includes our entire portfolio of solar generation facility assets, determined based on the “management” approach. This approach designates the internal reporting used by management for making decisions and assessing performance as the source of the reportable segments. Corporate expenses include general and administrative expenses, acquisition costs, formation and offering related fees and expenses, interest expense on corporate indebtedness and stock-based compensation. All operating revenues, net for the year ended December 31, 2014 were earned by our reportable segment from external customers in the United States and its unincorporated territories, Canada, the United Kingdom and Chile. All operating revenue for the years ended December 31, 2013 and 2012 were from customers located in the United States and Puerto Rico.
The following table reflects summarized financial information concerning the Company’s reportable segment for the years ended December 31, 2014, 2013 and 2012:

	Year Ended			Year Ended			Year Ended
	December 31, 2014			December 31, 2013			December 31, 2012
(In thousands)	Solar Energy	Corporate	Total	Solar Energy	Corporate	Total	Solar Energy	Corporate	Total
Operating revenues, net	$125,864	$—	$125,864	$17,469	$—	$17,469	$15,694	$—	$15,694
Depreciation, accretion and amortization	40,509	—	40,509	4,961	—	4,961	4,267	—	4,267
Other operating costs and expenses	33,076	46,165	79,241	7,382	—	7,382	6,119	—	6,119
Interest expense, net	54,246	30,172	84,418	6,267	—	6,267	5,702	—	5,702
Other non-operating expense (income)	(6,209)	13,019	6,810	(771)	—	(771)	—	—	—
Income tax benefit (1)	—	(4,689)	(4,689)	—	(88)	(88)	—	(1,270)	(1,270)
Net (loss) income	$4,242	$(84,667)	$(80,425)	$(370)	$88	$(282)	$(394)	$1,270	$876
Cash Flows
Capital expenditures	$1,052,871	$—	$1,052,871	$205,361	$—	$205,361	$2,274	$—	$2,274
Balance Sheet
Total assets (2)	$3,072,250	$514,170	$3,586,420	$566,877	$—	$566,877	$158,955	$—	$158,955
———
(1) Income tax benefit is not allocated to the Company's Solar Energy segment.
(2) Corporate assets include cash and cash equivalents; other current assets; deferred financing costs, net and other assets.

Operating Revenues, net
The following table reflects operating revenues, net for the years ended December 31, 2014, 2013 and 2012 by specific customers exceeding 10% of total operating revenue:

	Year Ended
	December 31, 2014		December 31, 2013		December 31, 2012
(In thousands, except for percentages)	Amount	Percentage	Amount	Percentage	Amount	Percentage
San Diego Gas & Electric	$39,574	31.4%	**	**	**	**
Compania Minera del Pacifico	23,130	18.4	**	**	**	**
Customer A	*	*	$4,196	24.0%	$4,207	26.8%
Customer B	*	*	1,761	10.1	1,831	11.7
Customer C	*	*	1,726	10.0	1,760	11.2
———
* These customers did not exceed 10% of total operating revenue for the year ended December 31, 2014.
** No revenue was earned from these customers for the years ended December 31, 2013 and 2012.
The following table reflects operating revenues, net for the years ended December 31, 2014, 2013 and 2012 by geographic location:

	Year Ended
(In thousands)	December 31, 2014	December 31, 2013	December 31, 2012
United States and Puerto Rico	$86,210	$17,469	$15,694
Chile	23,130	—	—
United Kingdom	15,890	—	—
Canada	634	—	—
Total Operating Revenues, net	$125,864	$17,469	$15,694

Long-lived Assets, Net

Long-lived assets consist of property and equipment, net and intangible assets, net all of which are attributable to the Company's one reportable segment. The following table is a summary of long-lived assets by geographic area:

	As of December 31, 2014	As of December 31, 2013
(In thousands)
United States and Puerto Rico	$2,077,508	$250,927
Chile	189,221	167,313
United Kingdom	522,909	10,804
Canada	126,939	912
Total long-lived assets, net	2,916,577	429,956
Current assets	593,705	106,358
Other non-current assets	76,138	30,563
Total assets	$3,586,420	$566,877

20. OTHER COMPREHENSIVE INCOME (LOSS)
Comprehensive income (loss) represents a measure of all changes in equity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners. Other comprehensive income (loss) includes foreign currency translations and gains (losses) on hedging instruments.
The following table presents the changes in each component of accumulated other comprehensive loss, net of tax:

(In thousands)	Foreign Currency Translation Adjustments	Hedging Activities	Accumulated Other Comprehensive Loss
Balance, December 31, 2013	$—	$—	$—
Other comprehensive loss before reclassifications	(3,541)	(1,925)	(5,466)
Amounts reclassified from accumulated other comprehensive loss	—	—	—
Net other comprehensive loss	(3,541)	(1,925)	(5,466)
Less: other comprehensive loss attributable to non-controlling interests	(2,392)	(1,437)	(3,829)
Balance, December 31, 2014	$(1,149)	$(488)	$(1,637)

The following table presents the changes in each component of accumulated other comprehensive loss and the related tax effects for the year ended December 31, 2014:

(In thousands)	Before Tax	Tax Effect	Net of Tax
Foreign currency translation adjustments	$(3,541)	$—	$(3,541)
Unrealized loss on hedging instruments	(1,925)	—	(1,925)
Other comprehensive loss	$(5,466)	$—	$(5,466)
Less: other comprehensive loss attributable to non-controlling interests, net of tax			(3,829)
Other comprehensive loss attributable to TerraForm Power, Inc. Class A stockholders			$(1,637)

21. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly results of operations for the year ended December 31, 2014 were as follows:

(in thousands, except per share data)	Q1	Q2	Q3	Q4
Operating revenues, net	$8,109	$21,968	$53,221	$42,566
Operating income	2,244	8,236	20,491	(24,857)
Interest expense, net	6,580	24,171	22,466	31,201
Net loss	(3,374)	(13,143)	(1,521)	(62,387)
Net loss attributable to TerraForm Power, Inc. Class A common stockholders subsequent to initial public offering	N/A	N/A	(4,014)	(21,603)
Other Comprehensive Income	—	573	(3,648)	(2,391)
Weighted average Class A common shares outstanding - basic and diluted	N/A	N/A	27,066	31,505
Net earnings (loss) per weighted average Class A common share - basic and diluted	N/A	N/A	$(0.15)	$(0.69)

Quarterly results of operations for the year ended December 31, 2013 were as follows:

(in thousands, except per share data)	Q1	Q2	Q3	Q4
Operating revenues, net	$2,975	$4,663	$5,401	$4,430
Operating income	432	2,033	2,114	547
Interest expense, net	1,374	1,378	1,963	1,552
Net income (loss)	(491)	341	74	(206)